Exhibit 2.1

Execution Version

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of October 2, 2008, is entered into by and among IW-Origen, LLC, a Delaware limited liability company (“Purchaser”), Origen Partners, Inc., a Georgia corporation (the “Seller”), and Michael Stoecker (“Stoecker”) and Kim J. Stoecker (collectively with Stoecker, the “Shareholders”).

RECITALS

A. Shareholders own one hundred (100) shares of the common stock, no par value per share, of Seller (the “Shares”), which constitute all of the outstanding shares of capital stock of Seller.

B. Purchaser is a wholly-owned subsidiary of InnerWorkings, Inc., a Delaware corporation (“IW”).

C. Seller is engaged in the business of selling and fulfilling sales of print and print-related items (the “Business”).

D. Purchaser wishes to purchase from Seller, and Seller wishes to sell to Purchaser, Purchased Assets, upon the terms and subject to the conditions contained in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, Seller and Purchaser agree as follows:

1. Purchased Assets. Subject to the terms and conditions of this Agreement, Purchaser shall purchase and accept from Seller, and Seller shall sell, transfer, convey, assign and deliver to Purchaser, on the Closing Date, all of the Purchased Assets (as defined below), free and clear of all liens, claims or encumbrances of any kind. The “Purchased Assets” shall mean all of Seller’s right, title and interest in and to the assets, properties and business of Seller used or held for use in the conduct of or in connection with the Business, whether tangible or intangible, real, personal or mixed, and wherever located (but excluding the Retained Assets), including, without limitation, the following:

(a) Seller’s rights to the Leased Real Property (as defined in Section 10(o) below) and all other rights, if any, under the leases related thereto;

(b) all tangible assets, including machinery, equipment, tools, appliances, furniture, office supplies, office equipment, fixtures, computers and printers, telephone systems, telecopiers and photocopiers, and other tangible personal property of every kind and description, which are used or useable in, or relating to, the Business, including, without limitation, those items listed on Schedule 1(b) to this Agreement;

(c) all inventories of Seller, including all inventories of raw materials, work-in-process, parts, supplies, samples and finished goods merchandise, wherever located, a summary of which inventory is set forth on Schedule 10(t) to this Agreement (collectively, the “Inventory”);

(d) all accounts, notes, contract or other rights to payment for goods sold or services rendered, including, without limitation, all accounts receivable of the Business which are listed on Schedule 10(u) to this Agreement (the “Accounts Receivable”);

(e) all of Seller’s right, title and interest in, to or under (i) the Contracts listed on Schedule 10(l) of the Disclosure Schedule and (ii) the Contracts that relate to the Business and are not required to be listed on Schedule 10(l) of the Disclosure Schedule in accordance with the provisions of Section 10(l) below (collectively, the “Assigned Contracts”); provided, however, that in no event shall those contracts designated with an asterisk on Schedule 10(l) of the Disclosure Schedule be deemed Assigned Contracts;

(f) all of Seller’s right, title and interest in, to or under any and all Intellectual Property Assets (as defined in Section 10(m) below);

(g) all Permits (as defined in Section 10(s) below) of Seller used in connection with, or otherwise related to, the Business to the extent transferable or assignable to Purchaser;

(h) all Employee Benefit Plans listed on Schedule 1(h) to this Agreement (collectively, the “Transferred Plans”) and all assets held in Transferred Plans;

(i) all books of account, ledgers, forms, records, documents, files, invoices, vendor or supplier lists, reference materials, price guides, business records (excluding Tax returns, corporate minute books, stock ownership records and similar records relating to the organization, maintenance and existence of Seller as a corporation), plans and other data relating to the ownership, use, maintenance or enjoyment of the Purchased Assets or the operation of the Business and that are owned or used by Seller (collectively, the “Records”); provided, however, that the Shareholders may retain copies of such Records as necessary to enable the Shareholders to fulfill their Tax filing, regulatory or statutory obligations after the Closing Date;

(j) all prepaid expenses, deposits and advance payments of Seller relating to the Business and all rights of Seller to receive discounts, refunds, reimbursements, rebates, awards and the like;

(k) Seller’s goodwill related to the Business;

(l) all of Seller’s right, title and interest in any action, claim and cause of action or rights of recovery or set-off of every kind and character related to the Business, including those arising under or pursuant to any warranty, guarantee or indemnity;

(m) all deposits held by third parties and paid by or for the benefit of Seller with respect to services to be performed or products to be delivered to or for the benefit of Seller after the Closing;

(n) any cash and cash equivalents and marketable securities of Seller, together with Seller’s rights in and to any and all bank accounts;

(o) all other properties, assets and rights of every kind, character or description which are owned or used by Seller and that are not Retained Assets; and

(p) all causes of action and rights of recovery with respect to any of the foregoing.

2. Retained Assets. Notwithstanding anything in this Agreement to the contrary, Seller is retaining ownership and possession of, and Seller is not selling, transferring, conveying, assigning or delivering to Purchaser any right, title or interest of Seller in, to or under any of the following assets (the “Retained Assets”) of Seller:

(a) any assets used or held for use in the conduct of Seller’s print shop operations, including the assets specifically listed on Schedule 2(a) hereto;

(b) any equity or other ownership interests in each of the entities listed on Schedule 2(a) hereto;

(c) any Employee Benefit Plan that is not a Transferred Plan;

(d) Tax records (including Tax returns), minute books and other corporate books and records of Seller relating to its corporate existence and maintenance;

(e) any claim, right or interest of Seller in any Tax refunds, assessments or credits due to Seller for any period, other than Tax refunds, assessments or credits with respect to any Assumed Taxes;

(f) all of Seller’s right, title and interest in, to or under any Contract or Permit to the extent not assigned by Seller to Purchaser in accordance with the terms of this Agreement;

(g) all insurance policies and all rights of Seller to insurance benefits and all proceeds under insurance policies arising from or relating to any Losses with respect to the Retained Assets or Retained Liabilities (excluding insurance benefits and all proceeds under insurance policies that relate to Purchased Assets);

(h) all claims, rights or causes of actions related to any Retained Asset or Retained Liability;

(i) Seller’s rights under any agreement by and between Seller and the Shareholders; and

(j) all of Seller’s rights under this Agreement and any Transaction Document (as defined in Section 9(a)).

3. Assumed Liabilities. As additional consideration for the purchase of the Purchased Assets, Purchaser shall, on the Closing Date, by its execution and delivery of the Assumption Agreement, assume and agree to pay, discharge, satisfy and perform only the following Liabilities of Seller as they relate to the Business (collectively, the “Assumed Liabilities”) which, as applicable, will be shown on the Final Closing Balance Sheet:

(a) Seller’s Liabilities under the Assigned Contracts that by their terms are to be paid, discharged, satisfied or performed or completed at any time on and after the Closing Date (provided, however, that Purchaser is not assuming any Liabilities of Seller in respect of a breach of or default under any assigned Contract that occurs prior to the Closing Date to the extent Seller knows of such default or breach as of the Closing Date and such default or breach is disclosed on Schedule 10(l) of the Disclosure Schedule);

(b) Seller’s Liabilities relating to the Business that are included as current liabilities in the Final Closing Balance Sheet and the final determination of Actual Working Capital (other than any liabilities which Seller is obligated to pay pursuant to Section 17 below), but only to the extent of the monetary amount of such Liabilities so reflected;

(c) Seller’s Liabilities relating to the Business that exist as of the Closing Date (other than those Liabilities described in Section 3(b) above) and that are set forth on Schedule 3, but only to the extent of the monetary amount of such Liabilities so reflected;

(d) any Liabilities under or with respect to any Transferred Plan;

(e) any Assumed Taxes;

(f) all obligations of Seller under the Leased Real Property arising and to be performed only on or after the Closing Date; and

(g) all obligations accruing, arising out of or relating to the conduct or operation of the Business or the ownership of the Purchased Assets from and after the Closing, including all such obligations arising out of any action, proceeding or other litigation.

For purposes of this Agreement, “Assumed Taxes” shall mean (i) personal property Taxes related to the Purchased Assets for periods (or portions thereof) ending at or before the Closing Date, to the extent that such Taxes are not yet due and payable at or before the Closing Date and have been reserved for as a separate current liability in the determination of Actual Working Capital, and (ii) withholdings, payroll, employment, social security, or similar Taxes related to any Hired Employee for periods (or portions thereof) ending at or before the Closing Date to the extent such Taxes are not yet due and payable at or before the Closing Date and have been reserved for as a separate current liability in the determination of Actual Working Capital.

4. Retained Liabilities. All Liabilities other than the Assumed Liabilities shall remain Liabilities of Seller, and Purchaser shall not assume or pay any Liabilities (including any future legal actions) relating to or arising out of the ownership, conduct or operation of the Business or the Purchased Assets on or prior to the Closing Date or otherwise arising out of events occurring or conditions existing on or prior to the Closing Date, other than the Assumed Liabilities (the “Retained Liabilities”). Seller shall remain solely responsible for all Retained Liabilities. Except as otherwise expressly provided in Section 3 above, the Purchaser does not assume or agree to be liable for any Retained Liabilities, including without limitation:

(a) any Accounts Payable of Seller not listed on Schedule 10(v) of the Disclosure Schedule;

(b) any Liability (whether direct or as a result of successor liability, transferee liability, joint and several liability or contractual liability) for Taxes related to the Retained Assets, the Business or any Hired Employee (other than the Assumed Taxes) for periods (or portions thereof) ending on or before the Closing Date;

(c) any Liability (whether direct or as a result of successor liability, transferee liability, joint and several liability or contractual liability) for income Taxes or Taxes that are unrelated to the Purchased Assets, the Business or any Hired Employee (including without limitation, any sales Taxes payable with respect to accounts receivable collected by Seller prior to the Closing and not being acquired by Purchaser hereunder);

(d) any Liability under any Contract not assumed by the Purchaser under Section 3(a) above;

(e) any Liability under or with respect to any Employee Benefit Plan that is not a Transferred Plan;

(f) any Liability arising out of any action, investigation (of which Seller has knowledge), litigation or suit pending as of the Closing;

(g) any Liability arising out of or resulting from Seller’s non-compliance with any federal, state, local or other governmental law, statute or regulation;

(h) any costs and expenses incurred by Seller incident to the negotiation and preparation of this Agreement and its performance and compliance with the agreements and conditions contained herein;

(i) any Liability of Seller to pay fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement;

(j) any Liability of Seller to its current or former stockholders, (in their capacities as such) or to any other affiliate of Seller;

(k) any Liability of Seller to the extent relating to any Retained Asset;

(l) any indebtedness for borrowed money or for the deferred purchase price of property or services (but excluding accounts payable and accrued expenses incurred in the ordinary course of business), any obligations evidenced by notes, bonds, debentures or similar instruments, any capital lease obligations, any guarantees of such indebtedness or obligations, and any overdrafts or similar obligations;

(m) any Liability of Seller for accrued dividends, interest and shareholder and employee bonuses; or

(n) Seller’s obligations under this Agreement or any of the Transaction Documents.

5. Purchase Price. The purchase price being paid by the Purchaser to the Seller for the transfer and delivery of the Purchased Assets and the rights and benefits conferred under this Agreement shall be equal to an amount up to $22,000,000 (twenty-two million dollars (the “Purchase Price”). The Purchase Price shall be paid in such amounts and at such times as set forth below:

(a) An amount equal to $8,000,000 (eight million dollars), as adjusted pursuant to Section 6 below, to be paid as follows:

(i) $7,900,000 (seven million nine hundred thousand dollars), as adjusted pursuant to Section 6(a)(i), in cash to Seller upon the date of the execution of this Agreement (the “Initial Cash Portion”), by wire transfer of immediately available funds pursuant to the wire transfer instructions set forth on Schedule 5(a); and

(ii) $100,000 (one hundred thousand dollars) (the “Adjustment Holdback”), which amount, if any, shall be payable in accordance with Section 6(b)(v) through 6(b)(viii) below;

(b) An additional amount up to $14,000,000 (fourteen million dollars), to be paid to Seller in accordance with Section 8 below;

(c) The assumption by Purchaser of the Assumed Liabilities pursuant to Section 3 above; and

(d) Any obligations of Purchaser that are not satisfied on the Closing Date shall be guaranteed by IW pursuant to a guarantee (the “IW Guarantee”) in the form attached hereto as Exhibit E.

6. Purchase Price Adjustment.

(a) Estimated Working Capital.

(i) Seller has prepared and delivered to Purchaser a balance sheet of Seller as of the Closing Date (the “Estimated Closing Balance Sheet”) which contains Seller’s good faith best estimate of the Working Capital as of the Closing Date (the “Estimated Working Capital”), determined on a basis consistent with the methodology to be employed in the calculation of the Working Capital described below. To the extent that the Estimated Working Capital is less than $80,000 (eighty thousand dollars) (the “Minimum Closing Working Capital”), the Purchase Price (and the Initial Cash Portion required to be made pursuant to Section 5(a)(i) at the Closing) will be decreased dollar-for-dollar by the amount of such shortfall. To the extent that the Estimated Working Capital is greater than the Minimum Closing Working Capital, the Purchase Price (and the Initial Cash Portion required to be paid pursuant to Section 5(a)(i) at the Closing) will be increased dollar-for-dollar by the amount of such excess.

(ii) For purposes of this Agreement, the term “Working Capital” means the excess of all of Seller’s current assets included in the Purchased Assets over all of Seller’s current liabilities included in the Assumed Liabilities as of the close of business on the business day immediately prior to the Closing Date; provided, however, that the parties agree that for purposes of determining Working Capital, (A) Seller’s current assets shall not include any inter-company notes or receivables, including without limitation, any notes or receivables payable to Seller by OPrint, LLC and Origen Consumer Marketing, LLC, and (B) Seller’s current liabilities shall not include (1) any Indebtedness, which shall be paid off in full as of the Closing Date, or (2) any liabilities of Seller which Seller is obligated to pay pursuant to Section 17 of this Agreement, except to the extent accrued for as current liabilities on the Final Closing Balance Sheet. The Working Capital shall be determined in accordance with United States generally accepted accounting principles (“GAAP”), consistently applied; provided, however, that solely for purposes of calculating Working Capital hereunder, there shall be no allowance or reserve for bad debt or obsolete inventory applied.

(iii) For purposes of this Agreement, the term “Indebtedness” means, without duplication, (i) all indebtedness of Seller for borrowed money, whether current or funded, secured or unsecured, direct or indirect, including under credit facilities of Seller or evidenced by notes, bonds, debentures or other debt securities, (ii) any cash overdrafts or similar obligations, (iii) the deferred purchase price of property or services (other than accounts payable and accrued expenses incurred in the ordinary course of business that are reflected on the Final Closing Balance Sheet) with respect to which Seller is liable as obligor, (iii) any notes payable to any of Seller’s members, vendors, customers or third parties, (iv) all interest owed with respect to the indebtedness described in the preceding clauses (i) through (iii) and any prepayment penalties or fees or similar breakage costs or other fees and costs required to be paid in order for such indebtedness to be satisfied and discharged in full as of the Closing Date, (v) any severance or change of control payments, liabilities or obligations owed or due to be paid as a result of the sale of the Purchased Assets, and (vi) indebtedness of the types described in clauses (i) through (v) guaranteed, directly or indirectly, in any manner by Seller through an agreement, contingent or otherwise.

(b) Actual Working Capital.

(i) As soon as practicable after the date hereof, but not later than ninety (90) days following the date hereof, Purchaser shall prepare and deliver to Seller the following:

(A) a balance sheet of the Business based upon the Purchased Assets and Assumed Liabilities as of the Closing Date prepared in accordance with GAAP consistently applied (the “Final Closing Balance Sheet”), reflecting all adjustments made by Purchaser to the Estimated Closing Balance Sheet;

(B) Purchaser’s calculation of the Working Capital as of the Closing Date (the “Actual Working Capital”) which shall be consistent with the methodology set forth in Section 6(a)(ii), together with a statement setting forth the amount, if any, by which the Actual Working Capital is less than the Estimated Working Capital (such deficiency, the “Working Capital Deficit”) or the Actual Working Capital is greater than the Estimated Working Capital (such excess, the “Working Capital Surplus”); and

(C) all workpapers and copies of source documents that reasonably support and document the determination of the Actual Working Capital (collectively, the “Supporting Documents”).

(ii) Purchaser shall prepare or coordinate the preparation of the Final Closing Balance Sheet, the cost of which shall be borne by Purchaser. Seller, Purchaser, and their respective accountants and other representatives shall fully cooperate with the Purchaser in the preparation and review of the Final Closing Balance Sheet, including, without limitation, by providing access to accountant’s work papers relevant to the Final Closing Balance Sheet as well as the books and records related thereto.

(iii) Within sixty (60) days after the delivery of the Final Closing Balance Sheet and Supporting Documents to Seller, Seller may deliver written notice (the “Protest Notice”) to Purchaser of any objections to Purchaser’s calculation of the Actual Working Capital. The Protest Notice shall (A) describe the nature of Seller’s objection in reasonable detail, (B) identify the specific items involved and the dollar amount of each such objection, and (C) be accompanied with reasonable supporting documentation for each of Seller’s objections. If Seller fails to deliver a Protest Notice within such 60-day period, then Seller will be deemed to have accepted the Final Closing Balance Sheet and Purchaser’s calculation of the Actual Working Capital and may not introduce additional disagreements with respect to any item in the Final Closing Balance Sheet.

(iv) If Seller timely delivers a Protest Notice to Purchaser, then any dispute shall be resolved as follows:

(A) The parties shall promptly endeavor to negotiate in good faith to agree upon the amount of the Actual Working Capital. If a written agreement determining the amount of the Actual Working Capital has not been reached within ten (10) business days after the date of receipt by Purchaser of a Protest Notice, then Seller and Purchaser each shall select a reputable accounting firm and the two accounting firms selected by Seller and Purchaser shall jointly choose a third reputable accounting firm (with whom neither Purchaser or its affiliates, nor Seller, Shareholder or its respective affiliates, have any relationship) to arbitrate the dispute over the calculation of the Actual Working Capital (the “Working Capital Arbiter”). Upon the selection of the Working Capital Arbiter, each of Purchaser’s and the Seller’s determination of the items in dispute shall be submitted to the Working Capital Arbiter.

(B) The Working Capital Arbiter shall be directed to render a detailed written report that sets forth the resolution of all items in dispute (the “Disputed Items”) and that contains a final copy of the Final Closing Balance Sheet as promptly as practicable, and to resolve only the Disputed Items. Seller and Purchaser shall each furnish to the Working Capital Arbiter such work papers, schedules and other documents and information relating to the Disputed Items as the Working Capital Arbiter may reasonably request. The Working Capital Arbiter shall establish the procedures it shall follow (including procedures regarding the presentation of materials supporting each party’s position) giving due regard to the mutual intention of the Purchaser and Seller to resolve each of the Disputed Items as accurately, quickly, efficiently and inexpensively as possible, but in no event later than ninety (90) days after the Protest Notice is sent by the Seller. The Working Capital Arbiter’s resolution of the Disputed Items and the calculation of the Actual Working Capital shall be final and binding upon each party hereto absent manifest error by the Working Capital Arbiter. The fees and expenses of the Working Capital Arbiter shall be borne by the Seller and the Purchaser in proportion to the amounts by which their respective calculations of Actual Working Capital differ from Actual Working Capital as finally determined by the Working Capital Arbiter.

(v) If, after the final determination of the Actual Working Capital, there is a Working Capital Deficit, then the Purchase Price shall be reduced dollar-for-dollar by the entire amount of such Working Capital Deficit. Purchaser shall be entitled to the amount of such reduction, which amount (the “Total Deficit”) shall be paid as follows: (A) if the Total Deficit is less than the Adjustment Holdback, then Purchaser shall offset the amount of the Total Deficit against the Adjustment Holdback, and Purchaser shall pay the balance of the Adjustment Holdback, plus interest thereon from and including the Closing Date to, but excluding, the date of payment at a rate of six percent (6%) per annum, to Seller in accordance with Seller’s written instructions within ten (10) business days after the final determination of the Actual Working Capital; and (B) if the Total Deficit is greater than the Adjustment Holdback, then Seller shall pay to Purchaser the amount of such excess, plus interest thereon from and including the Closing Date to, but excluding, the date of payment at a rate of six percent (6%) per annum, within ten (10) business days after the final determination of the Actual Working Capital, and Purchaser shall be entitled to retain the full amount of the Adjustment Holdback.

(vi) If, after the final determination of the Actual Working Capital, there is a Working Capital Surplus, then the Purchase Price shall be increased dollar-for-dollar by the entire amount of such Working Capital Surplus. Seller shall be entitled to the sum of (A) the amount of such increase and (B) the amount of the Adjustment Holdback, plus interest thereon from and including the Closing Date to, but excluding, the date of payment at a rate of six percent (6%) per annum, which sum shall be paid to Seller within ten (10) business days after the final determination of the Actual Working Capital.

(vii) If, after the final determination of the Actual Working Capital, the Actual Working Capital is equal to the Estimated Working Capital, then Seller shall be entitled to the amount of the Adjustment Holdback, plus interest thereon from and including the Closing Date to, but excluding, the date of payment at a rate of six percent (6%) per annum, which amount shall be paid to Seller within ten (10) business days after the final determination of the Actual Working Capital.

(viii) Upon notice to Seller specifying in reasonable detail the basis therefor, Purchaser may set-off any amount to which it may be entitled under this Section 6 after a final determination by the Working Capital Arbiter as provided for above, or as to which Seller does not deliver a Protest Notice as provided for above, against amounts otherwise payable under Section 8. The exercise of such a right of set-off by Purchaser in good faith, whether or not ultimately determined to be justified, will not constitute a breach of Section 8. Neither the exercise of, nor the failure to exercise, such right of set-off will constitute an election of remedies or limit Purchaser or Seller in any manner in the enforcement of any other remedies that may be available to it.

7. Allocation of Purchase Price. The parties shall (a) allocate the Purchase Price (and all relevant Assumed Liabilities and other relevant items) among the Purchased Assets and the Restrictive Covenants set forth in Section 13 below (the “Purchase Price Allocation”) in accordance with the methodology set forth on Schedule 7 hereto and the applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), (b) within thirty (30) days of the final determination of the Actual Working Capital, make appropriate adjustments to the Purchase Price Allocation to reflect changes in the Purchase Price, and (c) make consistent use of the allocation, fair market value and useful lives specified on Schedule 7 hereto, as adjusted, for all Tax reporting purposes and report the transactions contemplated by this Agreement in accordance with the Purchase Price Allocation.

8. EBITDA Earn-Out.

(a) For the purposes of this Section 8, the following terms shall have the meanings set forth below:

“Cumulative Earn-Out Period” shall mean the period beginning on October 1, 2008 and ending September 30, 2012.

“Cumulative Earn-Out Payment” shall mean any payment of the amounts as determined in accordance with Section 8(g), which shall, if made, constitute additional consideration for the Purchased Assets.

“Cumulative EBITDA” shall mean for any period, the cumulative EBITDA generated from October 1, 2008 through and including the end of such period.

“Earn-Out Accounts” shall mean (i) all Existing Accounts and (ii) all new accounts constituting Approved Accounts from time to time in accordance with Section 8(h).

“EBITDA” shall mean, for any period, the earnings of the Business attributable to all Earn-Out Accounts, excluding interest, taxes, depreciation and amortization, as reasonably determined by Purchaser in accordance with GAAP consistently applied. For purposes of this definition, the following items shall be excluded from the calculation of EBITDA and shall not cause a reduction of EBITDA for any applicable period: (i) any EBITDA Earn-Out Payment and any adjustments to the Purchase Price paid to Seller during such period or any indebtedness incurred by Purchaser or any affiliate thereof in connection with the purchase of the assets or operation of the Business (except to the extent such indebtedness is similar to the Assumed Liabilities), (ii) any extraordinary or non-recurring gains, losses or expenses which are treated as “extraordinary” items under

GAAP, (iii) any transactional costs and expenses, including legal, audit and accounting fees, incurred in connection with the transaction contemplated by this Agreement, and (iv) any corporate overhead charges by or among Purchaser and its subsidiaries or affiliates (provided, however, that the Business may be charged for, and the calculation of EBITDA shall include, (A) the cost of all services provided by finance, accounting and information technology employees of the Business, but not such employees of IW or its other subsidiaries, and (B) its allocable share (as reasonably determined by Purchaser) of any out-of-pocket costs for products or services purchased or procured by IW or its subsidiaries or affiliates from third parties for the benefit of the Business (e.g., IW may purchase insurance for all operating subsidiaries, including the Business, and allocate a portion of the cost thereof to the Business), provided the cost for such products or services do not exceed the amount of expense (if any) historically incurred by Seller for such type of product or service, subject to the allowance for any general increase in the market prices of such product or service).

“EBITDA Earn-Out Payment” shall mean any payment of the amounts as determined in accordance with Section 8(f), which shall, if made, constitute additional consideration for the Purchased Assets.

“EBITDA Earn-Out Period” shall mean the period beginning on October 1, 2008 and ending September 30, 2011.

“EBITDA Measurement Period” shall mean each of the First EBITDA Measurement Period, the Second EBITDA Measurement Period, the Third EBITDA Measurement Period, and the Fourth EBITDA Measurement Period.

“Existing Accounts” shall mean all customer accounts of Seller as of the Closing listed on Schedule 8(a); provided, however, that (i) no customer account listed on Schedule 8(a) shall constitute an Existing Account unless Seller has delivered an invoice to such customer account within the twelve (12) month period prior to the Closing, and (ii) with respect to any customers with multiple business units and/or print buyers, the customer account with the actual business unit or print buyer of such customer with which Seller has done business within such 12-month period shall constitute an Existing Account.

“First EBITDA Measurement Period” shall mean the period beginning on October 1, 2008 and ending September 30, 2009.

“Fourth EBITDA Measurement Period” shall mean the period beginning on October 1, 2011 and ending September 30, 2012.

“Second EBITDA Measurement Period” shall mean the period beginning October 1, 2009 and ending September 30, 2010.

“Third EBITDA Measurement Period” shall mean the period beginning October 1, 2010 and ending September 30, 2011.

(b) Within ten (10) days following the close of the books of the Business after each month during each EBITDA Measurement Period, and in no event later than thirty (30) days following the end of such month, Purchaser shall provide to Seller a statement of the EBITDA for such EBITDA Measurement Period then-ended (the “EBITDA Statement”), detailing Purchaser’s calculation of the EBITDA for such EBITDA Measurement Period or portion thereof. Purchaser shall provide to Seller and its representatives copies of such records and work papers used or created in connection with preparation of each EBITDA Statement which are reasonably required to support such EBITDA Statement. Seller and its representatives shall have the right to inspect Purchaser’s books and records during business hours at Purchaser’s offices, upon reasonable prior notice and solely for purposes reasonably related to the determinations of EBITDA. Upon receipt of each EBITDA Statement for any portion of an EBITDA Measurement Period, Seller shall be entitled to object to the calculation of EBITDA for such period by delivery to Purchaser of a written notice of objection, and the parties agree to discuss in good faith any modifications to the calculation of such EBITDA. In the event that the parties cannot agree on any such modifications, Seller shall be entitled to make such further objections as it deems appropriate in a Notice of Objection as described in the next sentence. Upon receipt of the final EBITDA Statement for each full EBITDA Measurement Period, Seller shall be entitled to object to the calculation of EBITDA for the applicable EBITDA Measurement Period by delivery to Purchaser of a written notice of objection (a “Notice of Objection”). If Seller fails to deliver a Notice of Objection to Purchaser within ninety (90) days following receipt of the EBITDA Statement together with all supporting documentation required to be delivered by Purchaser herein, then the determination of EBITDA by Purchaser as set forth in the EBITDA Statement shall be final and binding on the parties hereto.

(c) If Seller timely delivers a Notice of Objection to Purchaser, then any dispute shall be resolved as follows:

(i)	Seller and Purchaser shall promptly endeavor to negotiate in good faith to agree upon the amount of the EBITDA. In the event that a written agreement determining the amount of the EBITDA has not been reached within ten (10) business days after the date of receipt by Purchaser of the Notice of Objection, Seller and Purchaser shall jointly choose one (1) reputable accounting firm with whom neither the Purchaser and its principals or any affiliate of any of them, nor the Seller and its respective principals or any affiliate of any of them have any relationship to adjudicate the determination of the EBITDA, which accounting firm shall serve as the arbiter for the dispute over the calculation of EBITDA (the “EBITDA Arbiter”). Upon the selection of the EBITDA Arbiter, each of the Purchaser’s and the Seller’s determination of the EBITDA shall be submitted to the EBITDA Arbiter.

(ii)

The EBITDA Arbiter shall be directed to render a written report on the unresolved disputed issues with respect to the EBITDA as promptly as practicable but in no event later than seventy-five (75) days after the Notice of Objection is sent by Seller, and to resolve only those issues of dispute set forth in the Notice of Objection. Each of Seller and Purchaser shall furnish to the EBITDA Arbiter such work papers, schedules and other documents and information relating to the unresolved disputed issues as the EBITDA Arbiter may reasonably request. The EBITDA Arbiter shall establish the procedures it shall follow (including procedures regarding to the presentation of materials supporting each party’s position) giving due regard to the mutual intention of the parties to resolve each of the disputed items and amounts as accurately, quickly, efficiently and inexpensively as possible. The resolution of the dispute and the calculation of the EBITDA shall be final and binding upon each party hereto absent manifest error. The fees and expenses of the EBITDA Arbiter shall be borne by Seller and Purchaser in proportion to the amounts by which their respective calculations of EBITDA differ from EBITDA as finally determined by the EBITDA Arbiter.

(d) Each date on which the EBITDA is finally determined shall be referred to herein as a “EBITDA Settlement Date”.

(e) On the date that an EBITDA Statement is delivered to Seller reflecting that an EBITDA Earn-Out Payment (as determined in accordance with Section 8(f) below) is due or a Cumulative Earn-Out Payment (as determined in accordance with Section 8(g) below) is due, Purchaser shall pay to the Sellers the applicable EBITDA Earn-Out Payment (as determined in accordance with Section 8(f) below), the applicable Cumulative Earn-Out Payment (as determined in accordance with Section 8(g) below), or the portion of any applicable EBITDA Earn-Out Payment or Cumulative Earn-Out Payment that is not then in dispute under Sections 8(b) and 8(c) above. Notwithstanding the foregoing, if an EBITDA Earn-Out Payment or Cumulative Earn-Out Payment becomes due and payable to Seller after the resolution of a dispute pursuant to Section 8(c) above, then Purchaser shall pay to Seller, within three (3) business days of the EBITDA Settlement Date, the additional amount with respect to the applicable EBITDA Earn-Out Payment or Cumulative Earn-Out Payment. All payments to Seller pursuant to this Section 8(e) shall be made by wire transfer in accordance with wire transfer instructions provided to Purchaser by the Seller.

(f) The applicable EBITDA Earn-Out Payments shall be determined as follows and paid in accordance with the procedures and on the date set forth in Section 8(e):

(i)	If EBITDA for the First EBITDA Measurement Period equals or exceeds $4,000,000 (four million dollars), Purchaser shall pay to Seller an EBITDA Earn-Out Payment in an amount equal to $2,625,000 (two million six hundred twenty-five thousand dollars).

(ii)

If EBITDA for the First EBITDA Measurement Period is less than $4,000,000 (four million dollars), but equals or exceeds $3,600,000 (three million six hundred thousand dollars), Purchaser shall pay to Seller an EBITDA Earn-Out Payment in an amount equal to $2,625,000 (two million six hundred twenty-five thousand dollars) times a fraction, (A) the numerator of which is the positive difference between (x) the EBITDA for the First Measurement Period and (y) ninety percent (90%) of the EBITDA target for the First Measurement Period, and (B) the denominator of which is ten percent (10%) of the EBITDA target for the First EBITDA Measurement Period (By way of example only, if the EBITDA for the First Measurement Period is equal to $3,920,000, then the EBITDA Earn-Out Payment pursuant to this clause (ii) shall be calculated as follows: $2,625,000 times $320,000 [or $3,920,000 minus $3,600,000 (or 90% of $4,000,000)], divided by $400,000 [or 10% of $4,000,000] = $2,100,000).

(iii)	If EBITDA for the Second EBITDA Measurement Period equals or exceeds $3,150,000 (three million one hundred fifty thousand dollars), Purchaser shall pay to Seller an EBITDA Earn-Out Payment in an amount equal to $3,500,000 (three million five hundred thousand dollars).

(iv)	If EBITDA for the Second EBITDA Measurement Period is less than $3,150,000 (three million one hundred fifty thousand dollars), but equals or exceeds $2,835,000 (two million eight hundred thirty-five thousand dollars), Purchaser shall pay to Seller an EBITDA Earn-Out Payment in an amount equal to $3,150,000 (three million one hundred fifty thousand dollars) times a fraction, (A) the numerator of which is the positive difference between (x) the EBITDA for the Second Measurement Period and (y) ninety percent (90%) of the EBITDA target for the Second Measurement Period, and (B) the denominator of which is ten percent (10%) of the EBITDA target for the Second EBITDA Measurement Period.

(v)	If EBITDA for the Third EBITDA Measurement Period equals or exceeds $3,300,000 (three million three hundred thousand dollars), Purchaser shall pay to Seller an EBITDA Earn-Out Payment in an amount equal to $4,875,000 (four million eight hundred seventy-five thousand dollars).

(vi)	If EBITDA for the Third EBITDA Measurement Period is less than $3,300,000 (three million three hundred thousand dollars), but equals or exceeds $2,970,000 (two million nine hundred seventy thousand dollars), Purchaser shall pay to Seller an EBITDA Earn-Out Payment in an amount equal to $4,875,000 (four million eight hundred seventy-five thousand dollars) times a fraction, (A) the numerator of which is the positive difference between (x) the EBITDA for the Third Measurement Period and (y) ninety percent (90%) of the EBITDA target for the Third Measurement Period, and (B) the denominator of which is ten percent (10%) of the EBITDA target for the Third EBITDA Measurement Period

(vii)

Solely for purposes of this Section 8(f), if and to the extent that EBITDA for any EBITDA Measurement Period exceeds the EBITDA target for such EBITDA Measurement Period as set forth in Section 8(f)(i), 8(f)(iii) or 8(f)(v), as applicable (such excess being the “EBITDA Surplus”), then such EBITDA Surplus shall be applied, without duplication, to the calculation of EBITDA for one or more prior or subsequent EBITDA

Measurement Periods to the extent that the EBITDA for any prior or subsequent EBITDA Measurement Period is less than the EBITDA target for such EBITDA Measurement Period as set forth in Section 8(f)(i), 8(f)(iii) or 8(f)(v); provided, however, that the amount of the EBITDA Surplus applied to any subsequent EBITDA Measurement Period shall not exceed $100,000 (one hundred thousand dollars). Any payment made by Purchaser to Seller pursuant to this Section 8(f)(vii) shall be equal to the amount of the Earn-Out Payment due for the applicable EBITDA Measurement Period, less the amount of any Earn-Out Payment previously paid by Purchaser with respect to such EBITDA Measurement Period.

(g) In addition to the applicable EBITDA Earn-Out Payments above, upon Cumulative EBITDA equaling or exceeding $18,000,000 (eighteen million dollars) on or prior to September 30, 2012, Purchaser shall pay to Seller a Cumulative Earn-Out Payment in an amount equal to $3,000,000 (three million dollars).

(h) During the Cumulative Earn-Out Period, the Shareholders will not cause Purchaser to, or permit the Business to, accept any new accounts with customers (i.e., accounts that do not constitute Existing Accounts for purposes of this Agreement), except in accordance with this Section 8(h). With respect to any customers with multiple business units and/or print buyers, new accounts shall include accounts with any business units or print buyers of such customers which do not constitute Existing Accounts. Each new customer account of the Business shall constitute an “Approved Account” in the event that such customer account was obtained by the Business or any of Purchaser’s current or future employees or sales people in compliance with the standard policies and procedures used by IW with respect to IW’s or its subsidiaries’ sales personnel (as such policies and procedures may be supplemented or amended from time to time); provided that, Purchaser agrees to approve or reject in writing any proposed Approved Account as soon as reasonably practicable, but in no event later than five (5) business days after any such request; and provided further, that in the event such customer account fails to produce commissions within any 180 day period, such customer account shall no longer constitute an Approved Account unless the Seller and Purchaser otherwise agree. In addition, a Shareholder may provide a written request for approval of a new customer account as an Approved Account, and Purchaser shall approve such customer account if Purchaser reasonably determines that such customer account satisfies IW’s then existing policies and procedures for accepting new customer accounts. Without limitation on the foregoing, Purchaser shall have the sole authority to determine to whom Purchaser or the Business will extend credit, and none of Seller or the Shareholders shall have any recourse against Purchaser or IW with respect to any credit decision made by Purchaser.

(i) During the Cumulative Earn-Out Period, Purchaser shall (i) continue to operate the Business in a manner consistent with Seller’s past practices, subject to the Business continuing to perform in a manner consistent with its past performance and to the express limitations set forth in this Agreement, (ii) permit Stoecker, in his capacity as a general manager of Purchaser, to operate the Business in a manner consistent with past practices and his duties and responsibilities set forth in the Employment Agreement, subject to the Business performing in a manner consistent with its past performance and the provisions of this Agreement and the Employment Agreement, (iii) maintain the integrity of the Business so as to make calculation of EBITDA feasible and verifiable, and (iv) provide sufficient working capital for the ongoing growth of the Business in a manner consistent with and reasonably related to the growth of the Business.

(j) Notwithstanding anything in this Agreement to the contrary, except as expressly set forth in Section 8(h) and 8(i), or as required by the Purchaser’s implied contractual covenant of good faith and fair dealing, this Agreement shall impose no restrictions on the operation of the Business by Purchaser after the Closing or on the operations, business or activities of Purchaser or IW after the Closing; provided, however, that during the Cumulative Earn-Out Period, Purchaser shall not act in an arbitrary or commercially unreasonable manner in the conduct or operation of the Business if such action would be reasonably likely to materially interfere with the achievement of the EBITDA targets set forth in this Section 8. Without limiting the foregoing, but subject to the further provisions of this Section 8, each of Seller and the Shareholders acknowledges and agrees that at such time following the Closing as may be reasonably determined by Purchaser, (i) Purchaser will operate the Business under the name “InnerWorkings,” (ii) all financial statements, billing matters, payment of accounts payables, collections of accounts receivables, bank accounts, credit facilities and other financial operations or activities of the Business will be consolidated with Purchaser or IW, (iii) the Business will transition to using IW’s operational and financial technology, and in connection with such transition, Purchaser shall use its commercially reasonable efforts to insure that no material deterioration in the timeliness and accuracy of order processing, job tracking, billing, collections or the availability of budgeted operating capital results from such transition, and (iv) IW may, in its sole discretion, dissolve or terminate Purchaser and operate the Business as a division of IW (again, however, subject to the further provisions of this Section 8 including, without limitation, Section 8(h)-(i)).

(k) Upon (i) the occurrence and continuance of any Triggering Event (as defined below) at any time on or prior to the end of the First EBITDA Measurement Period, the sum of $11,000,000 (eleven million dollars) shall become immediately due and payable with respect to the EBITDA targets payable for the First, Second and Third EBITDA Measurement Periods, all without any notice of any kind, (ii) the occurrence and continuance of any Triggering Event at any time after the end of the First EBITDA Measurement Period and on or prior to the end of the Second EBITDA Measurement Period, the sum of $8,375,000 (eight million three hundred seventy-five thousand dollars) shall become immediately due and payable with respect to the EBITDA targets payable for the Second and Third EBITDA Measurement Periods, all without any notice of any kind, or (iii) the occurrence and continuance of any Triggering Event at any time after the end of the Second EBITDA Measurement Period and on or prior to the end of the Third EBITDA Measurement Period, the sum of $4,875,000 (four million eight hundred seventy-five thousand dollars) shall become immediately due and payable with respect to the EBITDA target payable for the Third EBITDA Measurement Period, all without any notice of any kind (such preceding amount, in each case, an “EBITDA Accelerated Payment”). Except for the obligation to pay the EBITDA Accelerated Payment as provided in this Section 8(k), the Cumulative EBITDA Accelerated Payment as provided in Section 8(l), and the applicable EBITDA Earn-Out Payment if any, with respect to the applicable EBITDA Measurement Period(s), if the Triggering Event occurs after the end of such EBITDA Measurement Period(s), all of Purchaser’s other obligations to pay any Earn-Out Payment under this Section 8 shall terminate upon the occurrence of a Triggering Event. Notwithstanding the foregoing to the contrary, the provisions of this Section 8(k) shall not apply, and Purchaser shall have no obligation to make any EBITDA Accelerated Payment hereunder, if, (i) the Triggering Event occurs on or after the commencement of the Second EBITDA Measurement Period, and (ii) at the time of the Triggering Event, the EBITDA for the trailing twelve (12) month period is less than $1,600,000 (one million six hundred thousand dollars).

(l) Upon the occurrence and continuance of any Triggering Event (as defined below) at any time on or prior to September 30, 2012, the sum of $3,000,000 (three million dollars) shall become immediately due and payable with respect to the Cumulative EBITDA target payable pursuant to Section 8(g), all without any notice of any kind (such preceding amount, a “Cumulative EBITDA Accelerated Payment”). Notwithstanding the foregoing to the contrary, the provisions of this Section 8(m) shall not apply, and Purchaser shall have no obligation to make any Cumulative EBITDA Accelerated Payment hereunder, if, (i) the Triggering Event occurs on or after the commencement of the Second EBITDA Measurement Period, and (ii) at the time of the Triggering Event, the product of (A) the average monthly EBITDA during the period commencing on October 1, 2008 and ending on the date of such Triggering Event, multiplied by (B) forty-eight (48) is less than $13,500,000 (thirteen million five hundred thousand dollars).

(m) For purposes of this Section 8, a “Triggering Event” shall mean the occurrence of any of the following events:

(i) the employment of Stoecker with the Purchaser is terminated by the Purchaser without Cause pursuant to the Employment Agreement; or

(ii) the employment of Stoecker with the Purchaser is terminated by Stoecker for Good Reason pursuant to the Employment Agreement.

(n) Purchaser shall have no further obligations under this Section 8 at such time as the Sellers are no longer eligible to receive any EBITDA Earn-Out Payment, Cumulative Earn-Out Payment, EBITDA Accelerated Payment or Cumulative EBITDA Accelerated Payment, whether by reason of a Triggering Event, payment in full of each such amounts, or the passage of time and/or failure to achieve the applicable targets.

9. Representations and Warranties of Shareholders. Except as set forth on the Disclosure Schedule attached hereto (the “Disclosure Schedule”), each of the Shareholders, severally and jointly, represents and warrants to Purchaser as to himself follows:

(a) Authority. Such Shareholder has full power, right and authority to enter into and perform his obligations under this Agreement, the Employment Agreement, as applicable, and each of the other agreements, instruments or documents entered into in connection with this Agreement (collectively, the “Transaction Documents”) to which such Shareholder is a party.

(b) Enforceability. This Agreement and each of the Transaction Documents to which such Shareholder is a party have been duly executed and delivered by such Shareholder and are the valid and binding obligation of such Shareholder and are enforceable against such

Shareholder in accordance with their respective terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting enforcement of creditors’ rights generally and by general principles of equity (including the possibility of unavailability of specific performance or injunctive relief), regardless of whether applied in a proceeding at law or in equity. No permits, approvals or consents of or notifications to (i) any governmental entities or (ii) any other persons are necessary in connection with the execution, delivery and performance by such Shareholder of this Agreement and the Transaction Documents to which such Shareholder is a party and the consummation by such Shareholder of the transactions contemplated hereby and thereby.

(c) Transaction Not a Breach. Neither the execution and delivery of this Agreement and the Transaction Documents by such Shareholder, nor the performance by such Shareholder of the transactions contemplated hereby or thereby will violate or conflict with, or result in the breach of any of the terms, conditions, or provisions of any contract, agreement, mortgage, or other instrument or obligation of any nature to which such Shareholder is a party or by which such Shareholder is bound, except where such violation or conflict would not result in a Material Adverse Effect (as defined in Section 10(k)).

(d) Title to Shares. Such Shareholder holds of record and owns beneficially the Shares set forth next to his or its name in Schedule 9(d) of the Disclosure Schedule, free and clear of any liens, claim or other encumbrances. Such Shareholder is not a party to any option, warrant, purchase right or other contract or commitment that would require such Shareholder to sell, transfer or otherwise dispose of any Shares (other than pursuant to this Agreement). Such Shareholder is not a party to any voting trust, proxy or other agreement or understanding with respect to the voting of any Shares.

(e) Brokers or Finders. Except as set forth on Schedule 10(z) of the Disclosure Schedule, neither such Shareholder nor any of his representatives or agents has incurred any obligation or Liability for brokerage or finders’ fees or agents’ commissions or other similar payments in connection with this Agreement or the transactions contemplated by this Agreement.

10. Representations and Warranties of Seller and Shareholders. Except as set forth on the Disclosure Schedule, each of Seller and the Shareholders, jointly and severally, represents and warrants to Purchaser as follows:

(a) Organization; Subsidiaries. Seller is a corporation duly incorporated and validly existing and in good standing under the laws of the State of Georgia. Seller is qualified to conduct business and is in good standing as a foreign corporation in the jurisdictions listed on Schedule 10(a)(i) of the Disclosure Schedule, and there are no other jurisdictions where such qualification is required under applicable law, except any jurisdiction where the failure to be qualified would not, individually or in the aggregate, have a Material Adverse Effect. Seller has all requisite corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. Except as set forth on Schedule 10(a)(ii) of the Disclosure Schedule, Seller does not own, directly or indirectly, more than fifty percent (50%) of the equity interests or voting control of any other corporation, partnership, limited liability company or other entity (each, a “Subsidiary”), nor does Seller own, directly or indirectly, any stock or other equity interest in any other corporation, partnership, limited liability company or other entity.

(b) Authority; Capacity. Seller (i) has all requisite corporate power to enter into, and perform its obligations under, this Agreement and each other agreement delivered in connection herewith to which it is a party and (ii) has taken all requisite corporate action to authorize (A) the execution, delivery and performance of this Agreement and each such other agreement delivered in connection herewith to which it is a party and (B) the consummation of the sale of the Purchased Assets and other transactions contemplated by this Agreement and each such other agreement delivered in connection herewith to which it is a party. This Agreement has been duly executed and delivered by Seller and is binding upon, and legally enforceable against, Seller in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting enforcement of creditors’ rights generally and by general principles of equity (whether applied in a proceeding at law or in equity).

(c) Transaction Not a Breach; Required Consents. Except as set forth in Schedule 10(c), neither the execution and delivery of this Agreement or any of the Transaction Documents by Seller, nor the consummation of the transactions contemplated hereby or thereby will (i) violate or conflict with, or result in the breach of (A) any of the terms, conditions, or provisions of Seller’s articles of incorporation or bylaws, (B) any Contract, (C) any law, statute, ordinance, rule, regulation, restriction, judgment, order, writ, injunction, decree, determination or award to which Seller may be subject or bound, except where such violation or conflict would not result in a Material Adverse Effect, (ii) result in the creation of any lien or other adverse interest upon any of the Purchased Assets, (iii) terminate, amend or modify, or give any party the right to terminate, amend, modify, abandon, or refuse to perform, any Contract, or (iv) accelerate or modify, or give any party the right to accelerate or modify, the time within which, or the terms under which, any duties or obligations are to be performed, or any rights or benefits are to be received, under any Contract. Except as set forth on Schedule 10(c) of the Disclosure Schedule, no filing, declaration or registration with, or consent, approval, order or authorization of, any governmental authority or other person is required to be made or obtained by Seller in connection with the consummation Seller of the transactions contemplated by this Agreement or by any of the Transaction Documents.

(d) Capitalization; Indebtedness. The entire authorized capital stock of Seller consists of one thousand (1,000) shares of common stock, no par value per share, of which one hundred (100) shares are issued and outstanding. The Shares constitute all of the issued and outstanding shares of capital stock of Seller and are owned and held of record by the Shareholders, free and clear of any liens, claims or other encumbrances. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights or other contracts or commitments that could require Seller to issue, sell or otherwise cause to become outstanding any of its capital stock. There are no outstanding or authorized stock appreciation, phantom stock or similar rights with respect to Seller. As of the Closing, Seller has no outstanding Indebtedness and is not a guarantor or indemnitor of any Indebtedness of any other person or entity.

(e) Financial Statements. Seller has delivered to Purchaser (i) the unaudited compiled annual financial statements of Seller as of December 31, 2007, December 31, 2006 and December 31, 2005, consisting of the balance sheet and the related statements of operations of Seller for each of the fiscal years then ended (collectively, the “Year End Financial Statements”) and (ii) the unaudited compiled financial statements of Seller as of June 30, 2008, consisting of the balance sheet (the “Current Balance Sheet”) and the related statement of operations of Seller for the six-month period then ended (collectively the “Current Financial Statements”). The Year End Financial Statements and the Current Financial Statements are collectively referred to herein as the “Financial Statements.” The Financial Statements have been prepared on the accounting basis used by the Seller for Federal income tax purposes, which is a comprehensive basis of accounting other than GAAP, consistently applied, and such Financial Statements are consistent with the books and records of Seller (which books and records are correct and complete), and present fairly, in all material respects, the financial condition and results of operations of the Business as of and for the periods presented thereby; provided, that the Current Financial Statements are subject to normal year-end adjustments (which will not be material individually or in the aggregate) and lack footnotes and other presentation items required by GAAP. Schedule 10(e) of the Disclosure Schedule describes in reasonable detail the manner in which the Financial Statements or other accounting practices of Seller do not comply with GAAP, consistently applied, other than the items described in the proviso of the previous sentence.

(f) Customers. The customer list set forth on Schedule 10(f) of the Disclosure Schedule represents a true, complete and correct list of all of the customers of Seller that generated revenues during the twelve month period ended August 31, 2008, together with revenues generated during that period from such customer. Except as set forth on said Schedule 10(f), (i) there are no material outstanding disputes with any customer included on such customer list and (ii) no such customer has terminated or materially altered its relationship with Seller or has given Seller or Shareholder notice (orally or in writing) of its intention not to continue to do business with Seller or to terminate or materially alter its relationship with Seller.

(g) Vendors. The vendor list set forth on Schedule 10(g) of the Disclosure Schedule represents a true, complete and correct list of all of the vendors to which Seller made payments during the twelve month period ended August 31, 2008. To the knowledge of Seller and except as set forth on said Schedule 10(g) of the Disclosure Schedule, (i) there are no material outstanding disputes with any such vendor included on such vendor list, and (ii) no such vendor has terminated or materially altered its relationship with Seller or has given Seller or Shareholder notice (orally or in writing) of its intention not to continue to do business with Seller or to terminate or materially alter its relationship with Seller.

(h) Compliance With Laws. Seller and the operation of the Business are in compliance in all material respects with all applicable federal, state, local and all other applicable laws and regulations. Neither Seller nor any Shareholder has received any written notice or other communication from any governmental body or any other person regarding any actual or alleged violation of or failure to comply with any term or requirement of applicable law.

(i) No Undisclosed Liabilities. Except as set forth in Schedule 10(i) of the Disclosure Schedule, the Business has no debts, liabilities or obligations of any nature, whether known or unknown, accrued or unaccrued, absolute or contingent, asserted or unasserted, choate or inchoate, liquidated or unliquidated, secured or unsecured, or otherwise (collectively, “Liabilities”), except (i) to the extent such Liabilities are accurately reflected and accrued for or fully reserved against in the Current Balance Sheet, (ii) Liabilities incurred in the ordinary course of business since the date of the Current Balance Sheet, and (iii) Liabilities under or pursuant to the Assigned Contracts which are to be performed or incurred after the Closing and are apparent from the reading of such Assigned Contract (but not obligations or liabilities that result from, arise out of or are attributable to, any breach of such Assigned Contract if such breach occurred prior to the Closing and Seller is aware of such breach and has disclosed such breach on Schedule 10(l) to this Agreement).

(j) Taxes. Seller has complied in all material respects with all laws relating to Taxes and has timely filed or caused to be timely filed all returns, statements, schedules, reports, and other information required to be filed with any governmental authority or third party (collectively, “Tax Returns”) with respect to any net income, capital gains, gross income, gross receipts, sales, use, transfer, ad valorem, franchise, profits, license, capital, withholding, payroll, estimated, employment, excise, goods and services, severance, stamp, occupation, premium, property, social security, environmental (including Code Section 59A), alternative or add-on, value added, registration, windfall profits or other tax or customs duties or amount imposed by any governmental or taxing authority, or any interest, penalties, additions to tax or other additional amounts incurred or accrued under applicable tax law or properly assessed or charged by any governmental or taxing authority (collectively, “Taxes”). All such Tax Returns were true, correct and complete in all material respects. All Taxes of Seller due and payable (whether or not shown as due on a Tax return) have been paid. There are no unpaid assessments for additional Taxes of Seller for any period, and to the knowledge of Seller, there is no basis therefor. There are no liens for Taxes on any assets of Seller, other than liens for Taxes not yet due and payable. Seller has (i) withheld all required amounts from its employees, agents, contractors, nonresidents, and other persons and remitted such amounts to the proper agencies in accordance with all applicable laws; (ii) paid all employer contributions and premiums; and (iii) filed all federal, state, local and foreign returns and reports with respect to employee income Tax withholding, social security Taxes and premiums, and unemployment Taxes and premiums, all in compliance with the Code (and other applicable federal, state, local or foreign laws) as in effect for the applicable year. No federal, state, local or foreign Tax audits or other administrative proceedings, discussions or court proceedings are presently in progress or pending, or to the knowledge of Seller, threatened with regard to any Taxes or Tax Returns of Seller. There is no contract, agreement, plan or arrangement covering any employee or former employee or independent contractor or former independent contractor of Seller that, individually or collectively, could give rise to a payment by Purchaser (or the provision by Seller of any other benefit such as accelerated vesting) that would not be deductible by reason of Code Section 280G or subject to an excise tax under Code Section 4999. Seller has no indemnity obligation for any excise Taxes imposed under Code Section 4999 or for any Taxes of any employee, including the Taxes under Code Section 409A.

(k) Material Adverse Changes.

(i) Except as set forth on Schedule 10(k) of the Disclosure Schedule, since the date of the Current Balance Sheet, (A) Seller has conducted the Business only in the ordinary course of business, (B) Seller has incurred no Liabilities other than in the ordinary course of business, (C) there has not been any change in the business, operations, assets, results of operations or condition (financial or otherwise) of Seller or the Business which constitutes or would cause a Material Adverse Effect, and (D) to Seller’s knowledge, no event has occurred or circumstance exists that could reasonably likely result in such a Material Adverse Effect. As used in this Agreement, “Material Adverse Effect” means any change, effect, event or occurrence that is materially adverse to the assets, liabilities, business, results of operations or financial condition of the Business, but excluding any effect resulting from or relating to (i) general economic conditions or general effects on the industry in which the Business is primarily engaged, which do not disproportionately affect the Business, (ii) an outbreak or escalation of hostilities involving the United States or the declaration by the United States of a national emergency or war, or the occurrence of any other calamity or crisis (including any act of terrorism), (iii) any change in financial market or economic conditions in the United States or elsewhere, (iv) the announcement of the transactions contemplated by this Agreement or (v) any change or amendment to any applicable law or any change in the manner in which an applicable law is or may be enforced.

(ii) Without limitation on the foregoing, since the date of the Current Balance Sheet, except as set forth on Schedule 10(k) of the Disclosure Schedule, Seller has not:

(A) declared, set aside or paid any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock or other equity interests;

(B) split, combined or reclassified any of its capital stock or other equity interests or issued or authorized or proposed the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests;

(C) amended the terms of, repurchased, redeemed or otherwise acquired any of its capital stock or proposed to do any of the foregoing;

(D) authorized for issuance, issued, sold, delivered or agreed or committed to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other securities or equity equivalents (including, without limitation, stock appreciation rights), or amended in any respect any of the terms of any such securities or equity equivalents outstanding on the date hereof (including without limitation, accelerating, amending or changing the period of exercisability of any options or stock appreciation rights or re-price any options or stock appreciation rights);

(E) amended or proposed to amend its certificate of incorporation, bylaws, or equivalent organizational documents;

(F) issued any notes, bonds or other debt securities (including any debt securities convertible into or exchangeable for any equity securities);

(G) cancelled, waived or released any material debts, rights or claims, except in the ordinary course of business consistent with past practices;

(H) modified or changed the terms of any Indebtedness which will not be repaid at Closing, including any change or modification to applicable interest rates, amortization requirement, schedule of amortization or any other material term relating to such Indebtedness;

(I) (1) acquired (by merger, consolidation or acquisition of stock or assets) or sold (by merger, consolidation or sale of stock or assets) equity securities of any person or entity or (2) incurred or guaranteed any Indebtedness or made any loans, advances or capital contributions to, or investments in, any other person or entity (other than a Subsidiary), in each case, other than in the ordinary course of business consistent with past practice;

(J) made any new material capital expenditure or commitment therefor other than in the ordinary course of business consistent with past practice;

(K) except as may be required pursuant to existing agreements between Seller and any director, officer or employee, (1) paid any bonuses or increased the salaries or other compensation to any of its directors, officers or employees, (2) entered into any employment, severance or similar Contract with any director, officer or employee, (3) entered into any transaction or Contract with any director or officer of Seller, (4) entered into any collective bargaining agreement, (5) made any loan, advance or capital contribution to or cash investment in any director, officer or employee (other than under tax qualified plans or as advances to employees for business expenses to be incurred in the ordinary course of business consistent with past practice), or (6) materially adopted, increased, accelerated, amended, modified or terminated the schedule of payments or benefits under any Employee Benefit Plan, for or which any director, officer, consultant, agent or employee is the beneficiary;

(L) settled any litigation or other proceeding against Seller, other than the settlement of any such litigation or other proceeding solely for cash payment and without incurring any other obligation with respect thereto;

(M) made any change in Seller’s (1) accounting methods, principles or practices, or (2) its depreciation or amortization policies or rates theretofore adopted, other than as required by a change in any applicable law;

(N) made, revoked, or changed any election with respect to Taxes, changed any Tax accounting period, adopted or changed any method of Tax accounting, filed any material amended Tax return, entered into a closing agreement with any taxing authority, surrendered any right to claim a refund for material Taxes, consented to an extension of the statute of limitations applicable to any material Tax claim or assessment, or taken any other similar action (or omitted to take any action);

(O) except for purchase orders entered into in the ordinary course of the Business, entered into any new Contract that requires or is reasonably expected to require expenditures by Seller in excess of $50,000 individually or outside of the ordinary course of business;

(P) sold, leased, licensed, encumbered, transferred or disposed of any assets (except in the ordinary course of business consistent with past practice, including the sale of inventory in the ordinary course), sold, leased, transferred, licensed, pledged or otherwise disposed of tangible or intangible assets of Seller, or created or suffered to exist any lien, claim or other encumbrance on any of its assets or properties;

(Q) accelerated the collection of any accounts receivable of Seller, or written-off any accounts receivable or notes receivable of Seller, other than in the ordinary course of business consistent with past practice or (2) delayed or postponed the payment of accounts payable of Seller other than in the ordinary course of business consistent with past practice; or

(R) agreed, authorized, committed, whether orally or in writing, and whether or not binding, to take any of the foregoing actions.

(l) Contracts; No Defaults.

(i)	Schedule 10(l) of the Disclosure Schedule contains an accurate and complete list, and Seller has delivered to Purchaser accurate and complete copies of, each of the following contracts, agreements, instruments, leases, subleases, licenses, deeds, mortgages, purchase orders, commitments, arrangements or undertakings, written or oral (“Contracts”), to which or by Seller is a party or otherwise bound that relates to the Purchased Assets or operation of the Business:

(A) each Contract relating to the acquisition or divestiture of capital stock or other equity securities, assets or business of any Person;

(B) each Contract for the employment of any officer, individual employee or other person on a full-time or consulting basis (other than Contracts for at will employment that are not in writing);

(C) each agreement or indenture relating to the borrowing of money or to mortgaging, pledging or otherwise placing a lien, claim or other encumbrance on any portion of the Purchased Assets;

(D) each guaranty of any obligation for borrowed money;

(E) each lease or agreement under which Seller is lessee of, or holds or operates any personal property owned by any other Person;

(F) each lease or agreement under which Seller is lessor of or permits any third party to hold or operate any property, real or personal;

(G) each Contract or group of related Contracts with the same party for the purchase of products or services, under which the undelivered balance of such products and services has a selling price in excess of $50,000;

(H) each Contract or group of related Contracts with the same party for the sale of products or services under which the undelivered balance of such products or services has a sales price in excess of $50,000;

(I) each Contract which expressly prohibits Seller from freely engaging in business anywhere in the world; or

(J) each Contract entered into outside of the ordinary course of business.

(ii)	Except as set forth on Schedule 10(1):

(A) each Assigned Contract is a valid, binding and enforceable agreement against Seller and, to the Seller’s knowledge, the other parties thereto in accordance with their terms (subject to bankruptcy, reorganization, receivership and other laws affecting creditors’ rights generally and general principles of equity);

(B) no consent, authorization or approval is required under any Assigned Contract in connection. with the consummation of the transactions contemplated by this Agreement;

(C) Seller has not received any notice of and, to Seller’s knowledge, Seller is not in material breach of, or in default in any material respect under, the terms of any Assigned Contract;

(D) to Seller’s knowledge, no condition exists or event has occurred that with or without notice or the passage of time or both, would constitute a material breach of, or a material default under, any Assigned Contract by Seller;

(E) to Seller’s knowledge, no other party to any such Assigned Contract has breached in any material respect any provision or is in material default under any Assigned Contract;

(F) Seller has not given or received, at any time since December 31, 2007, any notice or other communication (whether written or oral) regarding any actual, alleged, or potential violation or breach of, or default under, any of the Assigned Contracts; and

(G) there are no pending renegotiations of any of the Assigned Contracts and neither Seller nor the Shareholders have received written notice from, and neither Seller nor the Shareholders have any knowledge that a party to any Assigned Contract intends to, terminate, cancel or materially change the terms of, any such Assigned Contract.

(iii)	Except as set forth on Schedule 10(c) or Schedule 10(l), the continuation, validity and effectiveness of each Contract will not be affected by the consummation of the transactions contemplated by this Agreement.

(m) Intellectual Property.

(i)	Schedule 10(m) of the Disclosure Schedule sets forth an accurate and complete list of all Intellectual Property Assets owned or licensed by Seller or in which Seller has a proprietary interest. Seller is the owner or licensee of all right, title and interest in and to each of the Intellectual Property Assets used in the Business, free and clear of all liens, claims or other encumbrances, and, except as described on Schedule 10(m) of the Disclosure Schedule, has the right to use each of the Intellectual Property Assets used in the Business, as presently conducted, without payment to any third party. To Seller’s knowledge, Seller is not in violation of any license, sublicense or agreement with respect to any of its Intellectual Property Assets, and the consummation of the transactions contemplated by this Agreement will not limit Seller’s ability to use such Intellectual Property Assets. To Seller’s knowledge, (i) Seller is not infringing upon, violating or misappropriating, the Intellectual Property Assets of any other person or entity, and (ii) no person or entity is infringing upon, violating or misappropriating, any of Seller’s Intellectual Property Assets. To Seller’s knowledge, the Intellectual Property Assets included in the Purchased Assets comprise all of the Intellectual Property Assets that are necessary to conduct the Business as currently conducted.

(ii)	As used herein, the term “Intellectual Property Assets” means (A) registered and unregistered trade names, trade marks, logos, service marks and trade mark and service mark applications, together with all registrations and applications therefore, (B) patents, patent applications, patent disclosures and inventions and discoveries that may be patentable, (C) all registered and unregistered copyrights in both published and unpublished works and applications for registration thereof, (D) all trade secrets or confidential or proprietary information (including, without limitation, customer and supplier lists and information, software (other than commercially available, “off-the-shelf” software), process technology, technical information, drawings and plans, financial, marketing and business data, pricing and cost information, and business and marketing plans), know-how and copyrightable works, and (E) all rights in internet web sites or protocol addresses, internet domain names and registration rights, uniform resource locators, and related security passwords or codes.

(n) Title and Condition of Purchased Assets. Except as set forth in Schedule 10(n) of the Disclosure Schedule, Seller has good and marketable title to, or a valid leasehold interest in, all of the Purchased Assets free and clear of any and all liens, claims or other encumbrances, other than statutory liens. There are no agreements with, options, commitments or rights in favor of any person to directly or indirectly acquire the Business or any interest therein or any tangible properties or assets of Seller other than in the ordinary course of business consistent with past practices. All of the rights, properties and assets utilized or required in connection with owning and operating the Business (other than the Retained Assets) are either owned by Seller and included in the Purchased Assets or licensed or leased to Seller under one of the Assigned Contracts. Except as set forth in Schedule 10(n), no assets, properties or rights used by Seller are held in the name or in the possession of any person or entity other than Seller. Except as set forth in Schedule 10(n) of the Disclosure Schedule, each item of tangible property that is included in the Purchased Assets is in good operating condition and repair (ordinary wear and tear excepted).

(o) Real Property. Seller does not own and has not owned any real property. Seller has a valid leasehold interest in certain real property, which it holds under the leases described in Schedule 10(o)(i) of the Disclosure Schedule (the “Leased Real Property”), free and clear of all liens and encumbrances, except for any statutory liens. The Leased Real Property constitutes all of the facilities used or occupied by Seller in connection with the business. Except as described on Schedule 10(o)(ii) of the Disclosure Schedule, Muzzah & Company, LLC (“Muzzah”), an affiliate of the Shareholders, has good and marketable title to the Georgia Property, free and clear of all liens and encumbrances, except for any statutory liens, and Muzzah’s interest in the Georgia Property is insured under a title insurance policy. With respect to the Leased Real Property: (i) Seller has all easements and rights necessary to conduct the Business in a manner consistent with past practices; (ii) no portion thereof is subject to any pending or, to the Seller’s knowledge, threatened condemnation proceeding or proceeding by any governmental authority; (iii) the buildings, plants, improvements and structures, including, without limitation, heating, ventilation and air conditioning systems, roof, foundation and floors, are in good operating condition and repair, subject only to ordinary wear and tear, and are in compliance, in all material respects, with all zoning or other applicable federal, state or local laws or regulations; (iv) Seller has not received notice, and the Seller has no knowledge, of any leases, subleases, licenses, concessions or other agreements, written or oral, granting to any party or parties the right of use or occupancy of any portion of any parcel of Leased Real Property; (v) Seller has not received notice, and the Seller has no knowledge, of any outstanding options or rights of first refusal to purchase any parcel of Leased Real Property, or any portion or interest therein; (vi) Seller has not received notice, and the Seller has no knowledge, of any parties (other than Seller) in possession of any parcel of Leased Real Property, other than tenants under any leases of the Leased Real Property who are in possession of space to which they are entitled and Seller enjoys peaceful and undisturbed possession under all leases for Leased Real Property; (vii) the Leased Real Property is supplied with utilities and other services reasonably necessary for the operation of the Business in a manner consistent with past practices; and (viii) each parcel of Leased Real Property abuts on and has direct vehicular access to a public road or access to a public road.

(p) Employees/Employee Benefit Plans.

(i)	Schedule 10(p) of the Disclosure Schedule contains a true and complete list of the names, start dates, rates of pay per applicable period, applicable commission rates, and titles of all current officers, directors and employees of Seller. Except as listed on Schedule 10(p), Seller has not entered into any agreements or arrangements with any officers, directors, and employees of Seller. Shareholder is and, to the knowledge of Seller, each other manager or officer of Seller is currently deploying all of his or her business time to the conduct of the business of Seller. Seller has no knowledge that any manager, officer or key employee of Seller is planning in the future to change his or her work schedule in any material respect, either as a result of the transactions contemplated by this Agreement or otherwise. To Seller’s knowledge (without any inquiry), no employee of Seller is obligated under any Contract or subject to any order or judgment that would interfere with the use of such employee’s best efforts to promote the interests of Seller or would conflict with the Business. Neither the execution and delivery of this Agreement nor the carrying on of the Business by the employees of Seller, as now conducted, will, to Seller’s knowledge, violate, conflict with or result in the breach of any term, condition or provision of, or constitute a default under, any Contract to which such employee is a party or by which such employee is bound.

(ii)

Schedule 10(p) of the Disclosure Schedule sets forth a true and complete list as of the date hereof of each “employee pension benefit plan” (as such term is defined in Section 3(2) of ERISA), “employee welfare benefit plan” (as such term is defined in Section 3(1) of ERISA), material personnel or payroll policy (including vacation time, holiday pay, service awards, moving expense reimbursement programs and sick leave) or material fringe benefit, severance agreement or plan or any medical, hospital, dental, life or disability plan, excess benefit plan, bonus, stock option, stock purchase, or other incentive plan (including any equity or equity-based plan), top hat plan or deferred compensation plan, salary reduction agreement, change-of-control agreement, employment agreement, consulting agreement, collective bargaining agreement, indemnification agreement, or retainer agreement, or any other benefit plan, policy, program, arrangement, agreement or contract, whether or not written, with respect to any employee, former employee, director, independent contractor, or any beneficiary or dependent thereof (including, without limitation, any “employee benefit plan”, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), maintained, or contributed to, by the Seller or to which the Seller may have any liability, including contingent liability by reason of being (or having been) a part of a controlled group of companies under Code Section 414(b), (c), (m) or (o) (each other company hereinafter referred to as an “ERISA Affiliate”) (the “Employee Benefit Plans”).

(iii)	With respect to each Employee Benefit Plan, Seller has heretofore delivered or made available to Purchaser a true, correct and complete copy of: (A) each writing constituting a part of such Employee Benefit Plan, including without limitation all plan documents, trust agreements, and insurance contracts and other funding vehicles; (B) the most recent Annual Report (Form 5500 Series) and accompanying schedule, if any; (C) the current summary plan description and any material modifications thereto, if any (in each case, whether or not required to be furnished under ERISA); (D) the most recent annual financial report, trustee report, audit report, or actuarial report, if any; and (E) the most recent determination letter from the Internal Revenue Service (“IRS”), if any. Except as specifically provided in the foregoing documents delivered to Purchaser, there are no amendments to any Employee Benefit Plan that have been adopted or approved nor has Seller undertaken to make any such amendments or to adopt or approve any new Employee Benefit Plan.

(iv)	No Employee Benefit Plan is a “multiemployer pension plan” (as such term is defined in Section 3(37) of ERISA) (a “Multiemployer Plan”), a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”) or a plan that is subject to Title IV of ERISA or the funding provision of Section 412 of the Code.

(v)	Neither Seller nor any ERISA Affiliate has (a) at any time contributed to or been obligated to contribute to any Multiemployer Plan or a Multiple Employer Plan, or (b) incurred any withdrawal liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan that has not been satisfied in full.

(vi)	Each of the Employee Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter as to such qualification from the IRS, and no event has occurred, either by reason of any action or failure to act, which would cause the loss of any such qualification.

(vii)	No Employee Benefit Plan provides benefits, including, without limitation, death or medical benefits (whether or not insured), with respect to current or former employees of Seller beyond their retirement or other termination of service, other than (1) coverage mandated by applicable law, (2) death benefits or retirement benefits under any “employee pension plan” (as such term is defined in Section 3(2) of ERISA), or (3) deferred compensation benefits accrued as liabilities on the books of Seller.

(viii)	Each of the Employee Benefit Plans has been operated and administered in all material respects in accordance with applicable laws and administrative rules and regulations of any governmental entity, including, but not limited to, ERISA and the Code. All contributions or other amounts payable by the Seller as of the Closing with respect to each Employee Benefit Plan in respect of current or prior plan years will have been paid or accrued by such time in accordance with GAAP.

(ix)	With respect to each Employee Benefit Plan, there are no claims or other proceedings pending or threatened with respect to the assets thereof (other than routine claims for benefits), and which could reasonably give rise to any liability, claim or other proceeding against any Employee Benefit Plan, any fiduciary or plan administrator or other person dealing with any Employee Benefit Plan or the assets of any such Employee Benefit Plan.

(x)	Each Employee Benefit Plan that is a Transferred Plan may be amended, terminated, modified or otherwise revised on and after the Closing, without further material liability to Purchaser (excluding ordinary administrative expenses and routine claims for benefit plans).

(xi)	The consummation of the transactions contemplated by this Agreement will not (a) entitle any current or former employee of Seller to severance pay, unemployment compensation or any other payment except as set forth on Schedule 10(p), (b) accelerate the time of payment or vesting or increase the amount of compensation due to any such employee or former employee, except as expressly provided in this Agreement, or (c) result in any prohibited transaction described in Section 406 of ERISA or Section 4975 of the Code for which an exemption is not available.

(q) Litigation. There is no action, suit, proceeding, order or claim pending (or to the knowledge of Seller, currently threatened or being investigated) against Seller or any Shareholder relating in any way to Seller or the Business. Neither Seller nor any Shareholder is a party or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government authority relating in any way to Seller or the Business. There is no action, suit, proceeding or investigation by Seller currently pending or that Seller intends to initiate relating in any way to Seller or the Business. Except as set forth on Schedule 10(q) of the Disclosure

Schedule, since September 1, 2003, Seller has not been a party or otherwise subject to any action, suit, proceeding, order, claim or investigation relating in any way to Seller or the Business involving a claim or request for an injunction or other equitable relief or for damages in excess of $50,000.

(r) Insurance. Schedule 10(r) of the Disclosure Schedule sets forth a list of all insurance policies maintained by Seller, specifying the type of coverage, the amount of coverage, the insurer and the expiration date of each such policy (collectively, the “Insurance Policies”) and all claims under such Insurance Policies since December 31, 2007 in excess of $10,000. Each Insurance Policy is in good standing, valid and subsisting, and in full force and effect in accordance with its terms, and collectively, such Insurance Policies are reasonably adequate and customary for the conduct of the Business. All premiums due on the Insurance Policies or renewals thereof have been paid and there is no default under any of the Insurance Policies. Seller has not received any notice or other communication from any issuer of the Insurance Policies since December 31, 2007 validly canceling or amending any of the Insurance Policies, increasing any deductibles or retained amounts thereunder, and, to the Seller’s knowledge, no such cancellation, amendment or increase of deductibles, retainages or premiums is threatened.

(s) Licenses and Permits. Schedule 10(s) of the Disclosure Schedule sets forth a complete and correct list of all licenses, franchises, permits, operating authorities, state operating licenses or registrations and other interstate, intrastate, national or international regulatory licenses and other governmental authorizations held by Seller as of the date hereof relating to the Business (collectively, “Permits”). Such Permits (or, if renewed after the date hereof, such renewals) are valid and in effect and Seller has not received any written notice that any governmental authority intends to cancel, terminate or not renew any of the same. Seller holds and is in compliance in all material respects with all Permits necessary for the ownership and use of the Purchased Assets and the operation of the Business, as presently conducted except where the failure to hold a license or Permit or the failure to comply would not have a Material Adverse Effect. No such Permit is subject to termination or modification as a result of the transactions contemplated hereby and except as set forth on Schedule 10(c) of the Disclosure Schedule no filings, consents or approvals are necessary to assign or transfer any of such Permits to Purchaser and all of such Permits will be in full force and effect following consummation of the transactions contemplated hereby.

(t) Inventory. Attached as Schedule 10(t) of the Disclosure Schedule is a true, correct and complete list of all Inventory of Seller as of September 26, 2008. All items included in the Inventory consist of a quality and quantity usable and, with respect to finished goods, saleable in the ordinary course of business. All work-in-process inventory consists of third party costs incurred in connection with the production of jobs for customers and will be invoiced and shipped to customers by Seller in the ordinary course of business. All items of Inventory have been valued at cost in the Financial Statements.

(u) Accounts Receivable. Attached as Schedule 10(u) of the Disclosure Schedule is a true, correct and complete list of all Accounts Receivable of Seller as of September 26, 2008. All Accounts Receivable are collectible at the aggregate recorded amounts thereof in the ordinary course of Seller’s business and are not subject to any offsets, defenses or counterclaims.

(v) Accounts Payable. Attached as Schedule 10(v) of the Disclosure Schedule is a true, correct and complete list of all accounts payable of Seller as of September 26, 2008. All accounts payable of Seller as of the date hereof arose in the ordinary course of business and none is delinquent or past due. Seller has disclosed to Purchaser in writing any objections, defenses or setoff rights to the accounts payable of Seller.

(w) Bank Accounts. Schedule 10(w) of the Disclosure Schedule contains a complete and accurate list of each bank at which the Seller has an account or safe deposit box, the number of each such account or box, and the names of all persons authorized to draw on such accounts or to have access to such boxes.

(x) Change of Control Payments. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will result in any payment (including, without limitation, severance, unemployment compensation, golden parachute, bonus or otherwise) to any stockholder, director, manager, member or employee of Seller from Seller becoming due, materially increasing or accelerating.

(y) Interested Party Transactions. Except as set forth in Schedule 10(y) of the Disclosure Schedule, no current stockholder, manager, member, officer, director or employee of Seller or any subsidiary or any “affiliate” or “associate” (as those terms are defined in Rule 405 promulgated under the Securities Act) of any such person has had, either directly or indirectly, a material interest in: (i) any person or entity which purchases from or sells, licenses or furnishes to Seller any goods, property, technology, intellectual or other property rights or services; or (ii) any Contract to which Seller is a party or by which it may be bound or affected.

(z) Obligations to Related Parties. Except as set forth in Schedule 10(z) of the Disclosure Schedule, (i) there are no obligations of Seller to officers, directors, managers, members, stockholders, or employees of Seller other than (a) for payment of salary for services rendered, (b) reimbursement for reasonable expenses incurred on behalf of Seller, and (c) for other standard employee benefits made generally available to all employees (including stock option or similar agreements outstanding under any equity incentive plan of Seller), (ii) none of the directors, stockholders, or officers of Seller, or any members of their immediate families, are indebted to Seller or have any direct or indirect ownership interest in any firm or corporation with which Seller is affiliated or with which Seller has a business relationship, or any firm or corporation which competes with Seller, except that managers, members, officers, directors and/or stockholders of Seller may own stock in publicly traded companies which may compete with Seller, and (iii) no director, stockholder or officer, or any member of their immediate families, is, directly or indirectly, interested in any Assigned Contract with Seller (other than employment agreements).

(aa) Brokers or Finders. Except as set forth on Schedule 10(aa) of the Disclosure Schedule, neither Seller nor any of its representatives have incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payments in connection with the sale of Seller or the transactions contemplated by this Agreement.

11. Representations and Warranties of the Purchaser. Purchaser hereby represents and warrants to Seller as follows:

(a) Authorization. Purchaser has full power, right and authority to enter into and perform its obligations under this Agreement and each of the Transaction Documents to which it is a party. The execution, delivery and performance by Purchaser of this Agreement and each of the Transaction Documents to which it is a party have been duly and properly authorized by all requisite corporate action in accordance with applicable law and with the amended and restated certificate of incorporation of Purchaser.

(b) Enforceability. This Agreement and each of the Transaction Documents to which Purchaser is a party have been duly executed and delivered by Purchaser and are the valid and binding obligation of Purchaser and are enforceable against Purchaser in accordance with their respective terms, except as enforcement may be limited by general principles of equity, whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally. No permits, approvals or consents of or notifications to (i) any governmental entities or (ii) any other persons are necessary in connection with the execution, delivery and performance by Purchaser of this Agreement and the Transaction Documents and the consummation by Purchaser of the transactions contemplated hereby or thereby.

(c) Transaction Not a Breach. The execution, delivery and performance of this Agreement and the Transaction Documents by Purchaser will not violate and conflict with, or result in the breach of any of the terms, conditions, or provisions of Purchaser’s certificate of incorporation or bylaws or of any contract, agreement, mortgage, or other instrument or obligation of any nature to which Purchaser is a party or by which Purchaser is bound.

(d) Brokers or Finders. Neither Purchaser nor any of its representatives have incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payments in connection with the sale of Seller or the transactions contemplated by this Agreement.

(e) Litigation. There are no actions, suits, proceedings, orders, claims or investigations pending (or to the knowledge of Purchaser, currently threatened) against Purchaser with respect to this Agreement or the transactions contemplated hereby. Purchaser is not a party or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government authority relating in any way to the Purchaser with respect to this Agreement or the transactions contemplated hereby.

12. Closing; Deliveries.

(a) Closing. The closing of the transactions contemplated by this Agreement shall take place concurrently with the execution of this Agreement (the “Closing”). The date of the Closing shall be referred to herein as the “Closing Date”.

(b) Closing Date for Financial Reporting Purposes. For convenience, the parties hereto agree that, solely for purposes of Purchaser’s financial accounting and reporting (but not for any other purpose under this Agreement, including without limitation, Sections 6, 9, 10 and 11 hereof), the Closing shall be deemed completed as of 12:01 a.m. (CST) on the morning of October 1, 2008.

(c) Seller’s Deliveries. In connection with the execution of this Agreement and the consummation of the transactions contemplated hereby, Seller is delivering to the Purchaser the following, all of which shall be deemed to be delivered simultaneously:

(i)	Employment Agreement of even date herewith between Michael Stoecker (“Stoecker”) and Purchaser (the “Employment Agreement”), duly executed by Stoecker, in substantially the form attached hereto as Exhibit A.

(ii)	A Bill of Sale and Assignment Agreement (the “Bill of Sale and Assignment Agreement”), in substantially the form attached hereto as Exhibit B, duly executed by Seller.

(iii)	A Commercial Lease Agreement with respect to the real property located at 2250 Defoor Hills Road, Atlanta, Georgia 30318 (the “Georgia Property”), substantially in the form of Exhibit C (the “Commercial Lease Agreement”), duly executed by Muzzah.

(iv)	An agreement terminating the existing lease agreement for the Georgia Property between Seller and Muzzah, duly executed by each of Seller and Muzzah.

(v)	A certificate of the President of Seller certifying as to: (A) the certificate or articles of incorporation of Seller, as certified by the Secretary of State of the State of Georgia not earlier than five (5) days prior to the Closing Date; (B) the by-laws of Seller; (C) resolutions of the Board of Directors and Shareholders of Seller authorizing and approving the execution, delivery and performance by Seller of this Agreement and any agreements, instruments, certificates or other documents executed by Seller pursuant to this Agreement; and (D) the incumbency and signatures of the officers of Seller.

(vi)	A certificate of the Secretary of State of the State of Georgia as of a date not earlier than five (5) days prior to the Closing Date, as to the existence and good standing of Seller in the State of Georgia and the foreign qualification and good standing of Seller in each such other State (as the case may be) as provided for above.

(vii)	A certificate, duly completed and executed by Seller pursuant to Section 1.1445-2(b)(2) of the Treasury Regulations, certifying that Seller is not a “foreign person” within the meaning of Section 1445 of the Code.

(viii)	A fully executed Certificate of Amendment of Seller’s certificate or articles of incorporation changing the name of Seller to a name not including the word “Origen” or any other substantially similar words.

(ix)	Payoff letters or other instruments satisfactory to Purchaser evidencing that there are no security interests in, or other liens, claims or encumbrances outstanding on or against, the Purchased Assets or against Seller.

(x)	Written evidence reasonably satisfactory to Purchaser of receipt of all required consents and approvals listed in Schedule 10(c) and Schedule 10(l) of the Disclosure Schedule.

(xi)	Such other documents as Purchaser reasonably requested to carry out the purposes of this Agreement.

(d) Purchaser’s Deliveries. In connection with the execution of this Agreement and the consummation of the transactions contemplated hereby, the Purchaser is delivering to Seller the following, all of which shall be deemed to be delivered simultaneously:

(i)	The payment of the Initial Cash Portion of the Purchase Price to be paid on the date hereof pursuant to Section 5(a)(i).

(ii)	The Employment Agreement, duly executed by Purchaser.

(iii)	An Assumption Agreement, substantially in the form of Exhibit D (the “Assumption Agreement”), duly executed by Purchaser and reflecting the assumption of the Assumed Liabilities.

(iv)	The Commercial Lease Agreement, duly executed by Purchaser.

(v)	The IW Guarantee, together with such documents as may be reasonably requested by Shareholder and/or Seller to evidence the authority of IW to execute, deliver and be bound by the IW Guarantee.

(vi)	Such other documents as Seller reasonably requested to carry out the purposes of this Agreement.

13. Non-Competition and Non-Solicitation.

(a) Seller and each Shareholder agrees that during the Non-Competition Period (as defined below), he or it shall not, directly or indirectly, in any manner (whether as an owner, officer, director, partner, manager, employee, independent contractor, consultant or otherwise):

(i)	engage or participate in any business activity that is directly or indirectly in competition with any activities of the Business as currently conducted by Seller anywhere in the United States;

(ii)	solicit, place, market, service, accept, aid, consult or do business with any customer or account of Seller that has done business with Seller within the twelve (12) month period prior to the Closing; or

(iii)	solicit for employment or other services, or employ or engage, as a consultant or otherwise, (A) any then current supplier and/or vendor in connection with a business that is competitive with the Business, or (B) any then current employee of Purchaser or its affiliates.

(b) For purposes hereof, the “Non-Competition Period” shall mean the period beginning on the date hereof and ending on the fifth (5th) anniversary of the date hereof.

(c) Notwithstanding the foregoing, nothing in this Section 13 shall prevent any Shareholder from owning less than 5% of the equity of any corporation traded on any national, international, or regional stock exchange or in the over-the-counter market.

(d) Seller and each Shareholder acknowledges and agrees that: (i) the business and the industry in which Seller competes is highly competitive; (ii) Seller, each Shareholder and their respective affiliates have participated in the solicitation and servicing of customers through which, among other things, they have obtained and will continue to obtain knowledge of the “know-how” and business practices of Seller, in which matters Purchaser will have a substantial proprietary interest following the consummation of the transactions contemplated by this Agreement; (iii) Seller, each Shareholder and their respective affiliates have had and have personal relationships with the customers of Seller and a knowledge of those customers’ affairs and requirements; (iv) it is a legitimate interest of Purchaser, and reasonable and necessary for the protection of the confidential information, goodwill and business of Purchaser, which is valuable to Purchaser, that such Shareholder make the covenants contained in this Section 13; and (v) Purchaser would not enter into this Agreement absent the covenants set forth in this Section 13.

(e) Seller and each Shareholder acknowledge and agree that all of the conditions and restrictions established in this Section 13 are reasonable, taking into account the circumstances surrounding this Agreement. Seller and each Shareholder further acknowledge and agree that Purchaser would be irreparably damaged if Seller or such Shareholder breaches, or threatens to commit a breach of, any of the covenants set forth in this Section 13 (the “Restrictive Covenants”) and that any such breach or threatened breach could not be adequately compensated in all cases by monetary damages alone. Accordingly, in addition to any other right or remedy to which Purchaser may be entitled, at law or in equity, it shall be entitled to have the Restrictive Covenants specifically enforced against Seller or such Shareholder by any court of competent jurisdiction, including immediate temporary, preliminary and permanent injunctive relief and, to the extent permitted by law, without the necessity of furnishing any bond or other undertaking.

(f) If any court of competent jurisdiction at any time deems the Restrictive Covenants, or any part thereof, unenforceable because of the duration or geographical scope of such provisions, the other provisions of this Section 13, will nevertheless stand and to the full extent consistent with law continue in full force and effect, and it is the intention and desire of the parties that the court treat any provisions of this Agreement which are not fully enforceable as having been modified to the extent deemed necessary by the court to render them reasonable and enforceable, and that the court enforce them to such extent.

14. Indemnification.

(a) Survival. All representations and warranties of each of Seller, the Shareholders and Purchaser contained in this Agreement shall survive the Closing and shall continue in full force and effect for twelve (12) months after the date of this Agreement; provided, however, that (i) the representations and warranties of the Sellers contained in Section 10(j) (Taxes) (the “Tax Representations”) shall survive for the period of any applicable statute of limitations plus thirty (30) days, at which time such representations and warranties shall terminate, (ii) the representations and warranties of the Shareholders in Section 9(a) (Authority), Section 9(b) (Enforceability), Section 9(d) (Title to Shares), and Section 5(e) (Brokers) shall survive indefinitely, and (iii) the representations and warranties of Seller and the Shareholders contained in Section 10(a) (Organization; Subsidiaries), Section 10(b) (Authority; Capacity), Section 10(d) (Capitalization; Indebtedness), the first sentence of Section 10(n) (Title and Condition of Purchased Assets), and Section 10(z) (Brokers) shall survive indefinitely. The Sections referenced in the foregoing clauses (ii) and (iii) are referred to herein collectively as the “Unlimited Representations.” All covenants and other obligations of Seller, the Shareholders and Purchaser contained in this Agreement shall survive the Closing and continue in full force and effect until such covenants or obligations expire, are fully performed and satisfied or until expiration of the applicable statute of limitations, in accordance with the respective terms of such covenants or obligations. The right to indemnification based upon such representations, warranties, covenants and obligations shall not be affected by any examination, inspection, audit or other investigation conducted by Purchaser with respect to, or any knowledge acquired at any time with respect to, the accuracy or inaccuracy of or compliance with any such representation, warranty, covenant or obligation.

(b) Indemnification by Seller and Shareholders.

(i) Each Shareholder, severally and not jointly, will indemnify and hold harmless Purchaser and its directors, officers, shareholders, employees, agents, subsidiaries and affiliates (collectively, the “Purchaser Indemnified Persons”), and will reimburse the Purchaser Indemnified Persons for, any loss, liability, claim, damage or expense (including reasonable costs of investigation and defense and reasonable attorneys’ fees and expenses) (collectively, “Losses”) arising or resulting from or in connection with any misrepresentation, inaccuracy or breach of any representation or warranty of such Shareholder set forth in Section 9 of this Agreement.

(ii) Seller and each of the Shareholders, jointly and severally, will indemnify and hold harmless the Purchaser Indemnified Persons, and will reimburse the Purchaser Indemnified Persons for, any Losses arising or resulting from or in connection with any of the following:

(A) any misrepresentation, inaccuracy or breach of any representation or warranty of Seller and the Shareholders set forth in Section 10 hereof;

(B) any breach of any covenant or obligation of Seller or the Shareholders in this Agreement (other than the Restrictive Covenants) or any of the Transaction Documents;

(C) any Retained Liability;

(D) any Retained Asset;

(E) any claim by any person for payment of any fees or expenses incurred by Seller in connection with the negotiation and execution of this Agreement and the transactions contemplated hereby (other than any claim for such fees or expenses which are reflected on the Final Closing Balance Sheet or which Purchaser has agreed to pay pursuant to Section 17);

(F) any Taxes (other than Assumed Taxes) with respect to operations of the Business, ownership of the Purchased Assets, or employment of the Hired Employees for periods (or portions of periods) ending on or prior to the Closing Date (whether or not reserved on the Final Closing Balance Sheet), and interest and penalties thereon whether accruing on prior to or following the Closing; or

(G) any breach by Muzzah of any covenant or obligation under Section 7.02 of the Commercial Lease Agreement.

(c) Indemnification By Purchaser. Purchaser will indemnify and hold harmless Seller and the Shareholders, and will reimburse Seller and the Shareholders for, any loss, liability, claim, damage or expense (including reasonable costs of investigation and defense and reasonable attorneys’ fees and expenses) arising or resulting from or in connection with any of the following:

(i)	any misrepresentation, inaccuracy or breach of any representation or warranty made by Purchaser in this Agreement;

(ii)	any breach of any covenant or obligation of Purchaser in this Agreement or the Schedules hereto;

(iii)	any Assumed Liability; or

(iv)	any Liability (other than Retained Liabilities) arising out of the Purchased Assets post-Closing which (A) do not relate to any pre-Closing period and (B) are not Retained Liabilities.

(d) Indemnification Limitation – Basket. Seller and the Shareholders shall have no obligation to indemnify the Purchaser Indemnified Persons under Section 14(b)(ii)(A), and no indemnification claims shall be brought against Seller and the Shareholders under Section 14(b)(ii)(A), absent fraud, willful misconduct or intentional misrepresentation, until the aggregate amount of all Losses thereunder exceeds $100,000 (one hundred thousand dollars) (the “Indemnification Basket”), at which point the Sellers will be obligated to indemnify the Purchaser Indemnified Person from and against all Losses in excess of the Indemnification Basket; provided, however, that the Indemnification Basket shall not apply to Losses arising under or related to Section 14(b)(ii)(A) due to a breach of the Unlimited Representations or the Tax Representations.

(e) Indemnification Limitation – Cap. Seller and the Shareholders shall have no obligation to indemnify the Purchaser Indemnified Persons under Sections 14(b)(ii)(A), and no indemnification claims or any other claims shall be brought against Seller and the Shareholders under Sections 14(b)(ii)(A), absent fraud, willful misconduct or intentional misrepresentation, for any Losses in excess of the lesser of (i) $9,500,000 (nine million five hundred thousand dollars) and (ii) the amount of the Purchase Price actually received by Seller (the “Indemnification Cap”); provided, however, that the Indemnification Cap shall not apply to Losses arising under or related to Section 14(b)(ii)(A) due to a breach of the Unlimited Representations or the Tax Representations.

(f) Right to Set-Off. Upon written notice to Seller specifying in reasonable detail the basis therefore (the “Set-Off Notice”), Purchaser may set-off any amount to which it may be entitled under this Section 14 against amounts otherwise payable by Purchaser under Section 8 hereof. In the event that Seller objects to the reasons for any set-off by Purchaser hereunder, Seller shall deliver to Purchaser written notice of such objection (the “Set-Off Protest Notice”) within twenty (20) days of delivery of the Set-Off Notice which shall set forth in reasonable detail the nature of the disagreement. If Seller delivers a Set-Off Protest Notice to Purchaser, then the parties agree to use reasonable efforts to resolve in good faith the disputes set forth therein. If the parties are unable to resolve any such disputes within thirty (30) days of delivery of the Set-Off Protest Notice, then (i) such disputes shall be settled as soon as practicable by arbitration in accordance with the dispute resolution procedures set forth in Section 5.12 of the Employment Agreement and (ii) the set-off amount which is in dispute shall be deposited into an interest-bearing escrow account established pursuant to a customary escrow agreement mutually acceptable to Purchaser and Seller, pursuant to which such escrow deposit or portion thereof, together accrued interest thereon, shall be released to the appropriate party or parties promptly following the resolution of such dispute. The fees and expenses of the escrow agent under such escrow agreement shall be borne equally by the parties. The exercise of a right of set-off by Purchaser in good faith, whether or not ultimately determined to be justified, will not constitute a breach of Section 8 hereof. Neither the exercise of, nor the failure to exercise, such right of set-off will constitute an election of remedies or limit Purchaser in any manner in the enforcement of any other remedies that may be available to it.

(g) Indemnification Procedures and Other Limitations.

(i)	An indemnified party hereunder (the “Claiming Party”) shall give the indemnifying party and the Seller, if different (“Indemnifying Party”), prompt written notice of any claim of a third party (a “Third Party Claim”) as to which the Claiming Party proposes to demand indemnification hereunder, within twenty (20) days after learning of such Third Party Claim (or within such shorter time as may be necessary to give the Indemnifying Party a reasonable opportunity to respond to such claim), together with a statement specifying the basis of such Third Party Claim. The Third Party Claim Notice shall (i) describe the claim in reasonable detail and furnish supporting documentation then reasonably available to the Claiming Party, and (ii) indicate the amount (estimated, if necessary, and to the extent feasible) of the damages that have been or may be suffered by the Claiming Party. The failure to give a Third Party Claim Notice to the Indemnifying Party shall not relieve the Indemnifying Party of any liability hereunder unless the Indemnifying Party was prejudiced thereby under this Section 14, and then only to the extent of such prejudice. The Indemnifying Party must provide written notice to the Claiming Party that it is either (i) assuming responsibility for the Third Party Claim or (ii) disputing the claim for indemnification against it (the “Indemnification Notice”). The Indemnification Notice must be provided by the Indemnifying Party to the Claiming Party within 30 days after receipt of the Third Party Claims Notice or within such shorter time as may be necessary to give the Claiming Party a reasonable opportunity to respond to such Third Party Claim (such period is referred to herein as the “Indemnification Notice Period”).

(ii)

If the Indemnifying Party provides an Indemnification Notice to the Claiming Party within the Indemnification Notice Period that it assumes responsibility for the Third Party Claim, the Indemnifying Party shall have the right to assume and conduct the defense of such Third Party Claim at its or his own expense; provided, however, that in the event that the interests of the Claiming Party and the Indemnifying Party are, or may reasonably become, in conflict with or adverse to one another with respect to such Third Party Claim by reason of the relationship among such parties existing on and as of the Closing Date (and not by reason of a conflict created by actions taken by Purchaser or an affiliate thereof after the Closing Date), the Claiming Party may retain its own counsel at the Indemnifying Party’s expense (but limited to reasonable legal fees and costs) with respect to such Third Party Claim; provided, further, however, that such expense must be reasonable in the context of the dispute and applicable conflict. In the event the Indemnifying Party assumes and conducts the defense on behalf of the Claiming Party, and unless the Claiming Party is otherwise notified by the Indemnifying Party, in writing, the Indemnifying Party shall, subject to Sections 14(d) and 14(e), as applicable, be deemed to acknowledge that it is responsible to the

Claiming Party for any damages as a result of such Third Party Claim, and may settle such Third Party Claim, but shall not, without the consent of the Claiming Party, agree to any settlement that does not include a provision whereby the plaintiff or claimant in the matter releases the Claiming Party from all liability with respect thereto or agree to any relief other than money damages (and a full release related thereto). If the Indemnifying Party does not assume the defense of such Third Party Claim in the manner provided above, or if after commencing or undertaking any such defense, fails to prosecute diligently or withdraws from such defense, the Claiming Party shall have the right to undertake the defense or settlement thereof, and the Claiming Party may defend against, or enter into any settlement with respect to, the matter in any manner the Claiming Party reasonably may deem appropriate. In the event that (x) a final judgment or order in favor of such third party in respect of such Third Party Claim is rendered against the Claiming Party, that is not subject to appeal or with respect to which the time to appeal has expired without an appeal having been made, or (y) such Third Party Claim is settled in accordance with this Section 14, resulting in liability on the part of the Claiming Party, then subject to the limitations set forth in Sections 14(d) and 14(e), the Indemnifying Party shall pay the amount of such liability.

(iii)	In the event that the Indemnifying Party disputes the claim for indemnification against it, the Claiming Party shall have the right to conduct the defense and to compromise and settle such Third Party Claim in any manner the Claiming Party may deem reasonably appropriate; provided, that the Claiming Party shall not, without the consent of the Indemnifying Party, agree to any settlement that does not include a provision whereby the plaintiff or claimant of such Third Party Claim releases the Indemnifying Party from all liability with respect to such third Party Claim. Once such dispute has been finally resolved in favor of indemnification by the Indemnifying Party by a court or other tribunal of competent jurisdiction or by mutual agreement of the Claiming Party and Indemnifying Party, subject to the provisions of Sections 14(d) and 14(e), the Indemnifying Party shall within ten (10) days of the date of such resolution or agreement, pay to the Claiming Party all damages paid or incurred by the Claiming Party in connection therewith.

(iv)

Any Loss for which an indemnity payment is due and payable by an Indemnifying Party under this Agreement shall be net of any insurance proceeds or other recoveries actually realized by the Claiming Party or its affiliates from any Person with respect to such Loss; provided, that prior to making a claim for indemnification against an Indemnifying Party for any Loss covered by any insurance policy, the Claiming Party shall first make a claim under such insurance policy and use its commercially reasonable efforts to pursue any recovery available to it thereunder and reasonably determine that the realization of such proceeds or other recoveries is not reasonably likely to occur within a reasonable time; and provided, further, that the existence of any insurance policies shall not affect the indemnification obligations of any party.

(v)	For purposes of calculating Losses in connection with a claim for indemnification under this Section 14 resulting from a breach of a representation or warranty made by Seller or Shareholders in this Agreement, each representation or warranty that contains any qualification as to “materiality” or “Material Adverse Effect” shall be deemed to have been given as though there were no such qualification, and any such qualification shall be disregarded for purposes of this Section 14.

(vi)	Except with respect to any payment obligations of any party under Sections 6 or 8 or any Loss resulting from the fraud, intentional misrepresentation or willful misconduct of the other party or any of its affiliates or as otherwise set forth in this Agreement, each party’s sole and exclusive remedy from and after the Closing with respect to any and all claims relating to breaches of representations or warranties under this Agreement shall be indemnification pursuant this Section 14; provided, however, that nothing in this provision shall limit any equitable remedy, including injunctions and specific performance, that a party may have pursuant to this Agreement.

(h) Purchase Price Adjustment. Any indemnity payments made pursuant to this Section 14 shall be treated for all Tax purposes by the parties hereto as an adjustment to the Purchase Price.

15. Other Agreements and Covenants.

(a) Tax Matters.

(i)	Any and all transfer, sales, use, purchase, value added, excise, real property, personal property, intangible, stamp, or similar Taxes (collectively, “Transfer Taxes”) imposed on, or resulting from, the transfer of any Purchased Assets (including those Transfer Taxes imposed on Purchaser or the Purchased Assets) shall be paid by Seller.

(ii)

For purposes of allocating Taxes incurred for a period beginning before and ending after the Closing Date to the portion of the period ending at the Closing Date, (i) Liability for any Taxes determined by reference to income, capital gains, gross income, gross receipts, sales, net profits, windfall profits or similar items or resulting from a transfer of assets incurred during a period beginning before and ending after the Closing Date shall be allocated to the portion of the period ending on and including the Closing Date if such items accrued during such period; and (ii) Liability for all other Taxes such as real property Taxes and personal property Taxes shall be pro rated on a per diem basis based on the number of days in the taxable period such that the portion allocated to the portion of the period ending on and including the Closing Date equals the amount of such Taxes for the entire period multiplied by a fraction, the numerator of which is the number of days in the portion of the period ending on and including the Closing Date and the denominator of which is the number of days for the entire period.

(b) Required Consents. Except for any consents set forth in Schedule 15(b), if Seller fails to obtain any Required Consent prior to Closing, then Seller will, within sixty (60) days after the Closing Date or such longer period as Purchaser may reasonably request (but, as to the related Assigned Contract, not longer than the term thereof), use its commercially reasonable efforts to, at its own expense, (i) obtain such consent or approval, (ii) provide to Purchaser, at the request of Purchaser, the benefits and burdens of the related Assigned Contract, (iii) cooperate in any reasonable and lawful arrangement designed to provide such benefits and burdens to Purchaser without incurring any obligation to any other Person other than to provide such benefits to Purchaser, and (iv) enforce, at the request of Purchaser and for the account of Purchaser, any rights of Seller acquired by Purchaser hereunder arising from the related Assigned Contract. Purchaser shall reasonably cooperate with Seller in connection with the foregoing. Nothing in this Section 15(b) shall affect the liability of Seller, if any, pursuant to this Agreement for having failed to disclose the need for such Required Consent or to use commercially reasonable efforts to obtain such Required Consent. If (and for so long as) Purchaser receives substantially all of the benefits of the related Assigned Contract not transferred to Purchaser hereunder, then Purchaser shall perform the obligations of Seller under or in connection with such Assigned Contract for the benefit of the other parties thereto. Without limiting the generality or effect of any provision of this Agreement, to the extent that any Assigned Contract is not capable of being transferred without a Required Consent, nothing in this Agreement shall constitute a transfer or attempted transfer of such Assigned Contract.

(c) Accounts Receivable; Inventory.

(i)	If, as of the close of business on the 180th day following the Closing Date, Purchaser shall not have collected the full face amount of the Accounts Receivable, then the Seller agrees that Purchaser may assign good and marketable title to any unpaid Accounts Receivable to the Seller, free and clear of any liens, claims or other encumbrances, and receive a credit for the uncollected amount of such Accounts Receivable in the form of a set-off against amounts otherwise payable by Purchaser under this Agreement in accordance with Section 15(c)(iii) below. Purchaser shall use reasonable efforts after the Closing to collect all Accounts Receivable, but Purchaser shall not be required to commence any legal action in connection with such collection efforts. Upon the assignment of any such unpaid Accounts Receivable, Seller may take such commercially reasonable actions, at Seller’s sole cost and expense, as Seller deems advisable with respect to the collection thereof, all proceeds from such collection actions shall be the property of Seller, and any sums paid to Purchaser on account of such assigned Accounts Receivable shall be promptly paid to Seller or as Seller directs.

(ii)	If any of the Inventory is not sold within eleven (11) months following the Closing Date, then Seller agrees that Purchaser shall receive a credit for the cost of such Inventory (as reflected in the Final Closing Balance Sheet) in the form of a set-off against amounts otherwise payable by Purchaser under this Agreement in accordance with Section 15(c)(iii) below. Purchaser shall use reasonable efforts after the Closing to sell the Inventory in the ordinary course of business and consistent with past practices of the Business. Any Inventory not sold with such 11-month period for which Purchaser has received a credit hereunder shall be, at Seller’s option (which option shall be exercised by delivery of written notice to Purchaser within sixty (60) days following receipt of the notice to Seller pursuant to Section 15(c)(iii) below), assigned and delivered, at Seller’s expense, to Seller with an appropriate and customary bill of sale evidencing assignment of good and marketable title to such Inventory, free and clear of any liens, claims or other encumbrances. All proceeds, if any, received by Purchaser from the sale of items of Inventory for which Purchaser has received a credit hereunder shall be promptly paid to Seller or as Seller directs.

(iii)	Upon notice to Seller specifying in reasonable detail the basis therefor, Purchaser may set-off any amount to which it may be entitled under this Section 15(c), on a dollar-for-dollar basis, against amounts otherwise payable under Section 8. The exercise of a right of set-off by Purchaser in good faith, whether or not ultimately determined to be justified, will not constitute a breach of Section 8; provided, however, that in the event that any such set-off by Purchaser is ultimately determined not to be justified, Purchaser shall pay, in addition to such damages and restitution awarded by a court or arbitrator with jurisdiction over such matter, interest on any unpaid amount determined by such court or arbitrator to be due and payable hereunder as a rate equal to the prime rate published from time to time by the Wall Street Journal from and after the date of such set-off by Purchaser to the date of payment of such amount determined by such court or arbitrator to be due and payable hereunder. Neither the exercise of, nor the failure to exercise, such right of set-off will constitute an election of remedies or limit Purchaser in any manner in the enforcement of any other remedies that may be available to it. In the event that any suit or action is instituted by Seller in relation to the exercise of a right of set-off by Purchaser hereunder, the prevailing party in such dispute shall be entitled to recover from the losing party all reasonable fees, costs and expenses of such prevailing party incurred in connection with such dispute.

(d) Post Closing Access to Records/Cooperation.

(i)

Purchaser, on the one hand, and Seller and the Shareholders, on the other hand, shall provide each other with such assistance as may reasonably be requested by the other in connection with the preparation of any return or report of Taxes, any audit or other examination by any taxing authority, any judicial or administrative proceedings relating to liabilities for Taxes, or any other matter for which cooperation and assistance is reasonably requested. Such assistance shall include making employees, information, records, documents and any other reasonably required or requested materials available on a mutually convenient basis to provide additional information or explanation of material provided hereunder and shall include providing copies of relevant Tax Returns and supporting material. The party requesting assistance hereunder shall reimburse the assisting party for reasonable out-of-pocket expenses incurred in providing assistance. Purchaser, on the one hand, and Seller and the Shareholders, on the other hand, will retain for the full period of any statute of limitations and provide the others with any records or information which may be relevant to such preparation, audit, examination, proceeding or determination. After the Closing, Seller and the Shareholders on the one hand, and Purchaser on the other hand, shall: (i) provide timely notices to the other parties hereto in writing of any pending or threatened Tax audits or assessments relating to the Business or the Purchased Assets for Taxes for which any other party hereto may have responsibility; and (ii) furnish the other parties hereto with copies of all correspondence received from any taxing authority in connection with any Tax audit or information request with respect to any Taxes for which any other party hereto may have responsibility.

(ii)	Each of Seller, the Shareholders and Purchaser agree that in the event after the Closing Date any further action is necessary or desirable to carry out the purposes of this Agreement, each such party will take such further action (including the execution and delivery of such further instruments and documents) as any other party reasonably may request, at the sole cost and expense of the requesting party (unless the requesting party is entitled to indemnification therefor under Section 14).

(e) Bulk Sale Waiver and Indemnity. The parties hereto acknowledge and agree that no filings with respect to any bulk sales or similar laws have been made, nor are they intended to be made, nor are such filings a condition precedent to the Closing; and, in consideration of such waiver by Purchaser, Seller and the Shareholders shall indemnify, defend and hold Purchaser Indemnified Parties harmless against any claims or damages resulting or arising from such waiver and failure to comply with applicable bulk sales laws, except such indemnity shall not apply with respect to claims and damages arising out of Assumed Liabilities.

(f) Use of the Seller’s Name. Seller and the Shareholders acknowledge and agree that all of Seller’s rights in and to, and ownership of, the name under which it is doing business and any names related or substantially similar thereto shall be transferred hereunder to Purchaser without representation or warranty other than the warranty of title. From and after the Closing, Seller and its affiliates shall be prohibited from using such names, except as necessary to effect the change of the name under which Seller is doing business or to evidence that such change has occurred. Seller shall file all documents with the appropriate governmental authorities in the State of Georgia (within five (5) business days after the Closing), and such other states in which

Seller is qualified or registered to do business as a foreign corporation (within five (5) business days after the Closing), to change the name under which Seller is doing business to a name which does not contain the word “Origen” or any other substantially similar words.

16. Employee Matters.

(a) Offers of Employment. Concurrently with the Closing, Purchaser agrees to make an offer of employment to substantially all employees of Seller (the “Potential Employees”), such offers to be effective as of the Closing Date (the “Hire Date”). Seller gives its full authorization and consent for (i) Purchaser to make such offers of employment to the Potential Employees, and (ii) the Potential Employees to accept and commence employment with Purchaser on the Hire Date, at which time Seller shall terminate the employment of such Potential Employees. Each of Seller and the Shareholders agree to assist Purchaser as reasonably requested by Purchaser in communicating any such offers of employment to the Potential Employees and arranging for Purchaser to meet with such employees regarding the offers. All Potential Employees who accept employment with Purchaser will become employees of Purchaser effective as of the Hire Date (each a “Hired Employee”). Potential Employees who do not accept employment with Purchaser will not become employees of the Purchaser. Except with respect to any employment agreement that Purchaser may enter into with any Hired Employee, each Hired Employee shall be an employee “at will” subject to Purchaser’s employment policies. Purchaser acknowledges that Seller is relying on this covenant for purposes of assessing its obligations to give notice of the transactions contemplated hereby to its employees or to take any other action under applicable laws.

(b) Liabilities. Seller shall remain responsible at all times and Purchaser shall have no liability or responsibility for any Liabilities or other claims related to any suit, proceeding or claim brought by any of the Potential Employees relating to or arising from their employment with Seller or the termination of their employment with Seller. Seller shall be solely responsible for all Liabilities for severance pay by any of the Potential Employees and any claims that the consummation of the transaction contemplated by this Agreement constitutes a termination or constructive termination of the employment of any of the Potential Employees. Notwithstanding any other provision of this Agreement to the contrary, including any other indemnification provisions and limitations contained elsewhere in this Agreement, Seller and the Shareholders, jointly and severally, shall indemnify, reimburse, defend and hold harmless Purchaser from and against any and all claims, actions or proceedings for matters occurring on or prior to the Closing Date based upon, arising out of or otherwise in respect of any employment action or practice of Seller in connection with persons previously employed, employed or seeking to be employed by Seller, including, without limitation, claims, actions or proceedings relating to or arising under the Workers Adjustment and Retraining Notification Act of 1988 or any similar or successor federal, state or local law resulting from its actions under this Agreement or from its termination of employment of any of its employees.

(c) Severance. Subject to compliance by Purchaser with its obligations under Section 16(a), Seller shall be solely responsible for all Liabilities for severance pay to any of the Potential Employees due as a result of their termination of employment with Seller.

(d) Accrued Vacation Time. Purchaser hereby agrees to satisfy when due all obligations of Seller to provide accrued paid vacation (or pay in lieu thereof) to each Hired Employee to the extent such accrued vacation as of the Closing Date is reflected in the final determination of the Actual Working Capital. Purchaser will give each Hired Employee credit under Purchaser’s vacation policies, for purposes of eligibility and entitlement to benefits, for such Hired Employee’s service with Seller prior to the Closing to the extent such service was credited under Seller’s policies.

(e) Employee Benefit Plans. Seller and Purchaser agree to furnish each other with such information concerning the Potential Employees and Hired Employees, and to take all such other reasonable action, as is necessary and appropriate to effect the transactions contemplated herein. Nothing in this paragraph shall restrict the right of Purchaser to amend, terminate or modify such group medical plan at any time. Purchaser may adopt and provide for Hired Employees such other employee benefit plans as it may determine in its sole discretion.

17. Fees and Expenses. Except as otherwise set forth in this Agreement, Seller and Purchaser will each bear their own costs and expenses (including attorneys’ fees, accountants’ fees and other professional fees and expenses) in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the purchase of the Purchased Assets and the other transactions contemplated by this Agreement; provided, however, that (i) Seller shall be solely responsible for any brokers’, finders’ or referral fees payable to John T. White in connection with the transactions contemplated hereby, and (ii) Purchaser shall be solely responsible for the fees payable to any accounting firm that conducts an audit of Seller at the request of Purchaser. Notwithstanding the foregoing, to the extent that any expenses to be paid by the Seller under this Section 17 are accrued on Seller’s books and explicitly and clearly stated on the Final Closing Balance Sheet, such expenses shall be paid by Purchaser.

18. Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO THE CONFLICTS OF LAWS RULES THEREOF.

19. Binding Effect; Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns, but will not be assignable or delegable by Seller or the Shareholders, on the one hand, or Purchaser, on the other hand, without the prior written consent of the other parties hereto, provided, however, that Purchaser shall be entitled to assign its rights and benefits hereto, without the consent of Seller or the Shareholders (a) to an affiliate of Purchaser so long as the affiliate assumes Purchaser’s rights hereunder, (b) in connection with the grant of a security interest in all of its rights and interests hereunder to any of Purchaser’s lenders (Purchaser nevertheless remaining responsible for the performance of its obligations hereunder), and (c) in connection with the sale of all or substantially all of Purchaser’s assets so long as the assignee assumes Purchaser’s obligations hereunder; provided, further, however, no such assignment shall limit Purchaser’s obligations hereunder which shall remain primary together with any such assignee. In the event of any such assignment and delegation, the term “Purchaser” as used in this Agreement shall be deemed to refer to each such affiliate or successor of Purchaser where reference is made to actions to be taken with respect to the acquisition of the Business or Purchased Assets, and shall be deemed to include both Purchaser and each such affiliate or successor where appropriate.

20. Amendment and Waiver. This Agreement, or any provision hereof, may be amended or waived; provided that any such amendment or waiver will be binding on the parties hereto only if such amendment or waiver is set forth in a writing executed by the party or parties to be bound by such amendment or waiver. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other breach of this Agreement or any of the documents, agreements and instruments executed in connection herewith or contemplated hereby.

21. Counterparts. The parties may execute this Agreement in multiple counterparts, each of which will be deemed an original and all of which, when taken together, will constitute one and the same instrument. The parties may deliver executed signature pages to this Agreement by facsimile or e-mail transmission. No party shall raise as a defense to the formation or enforceability of this Agreement as a contract, and each party forever waives any such defense, either (i) the use of facsimile or e-mail transmission to deliver a signature or (ii) the fact that any signature was signed and subsequently transmitted via facsimile or e-mail transmission.

22. Notices. All notices, consents and other communications to be sent or given hereunder by any of the parties shall in every case be in writing and shall be deemed properly served if (a) delivered personally, (b) delivered by a recognized overnight courier service, or (c) sent by facsimile transmission with a confirmation copy sent by overnight courier, in each case, to the parties at the addresses and facsimile numbers as set forth below or at such other addresses and facsimile numbers as may be furnished in writing:

(a)	If to the Seller:

Origen Partners, Inc.

2260 DeFoor Hills Road

Atlanta, Georgia 30318

with a copy to:

Brown McCarroll, L.L.P.

2001 Ross Avenue

Suite 2000

Dallas, Texas 75201

Attention: Robert E. Morrison

Fax: (214) 999-6170

(b)	If to the Purchaser:

IW-Origen, LLC

c/o InnerWorkings, Inc.

600 West Chicago Avenue, Suite 850

Chicago, Illinois 60654

Attention: Chief Financial Officer

Fax: (312) 642-3704

with a copy to:

DLA Piper LLP (US)

203 North LaSalle Street

Chicago, Illinois 60601

Attention: Richard E. Ginsberg

Fax: (312) 236-7516

Date of service of such notice shall be (x) the date such notice is personally delivered, (y) three (3) day after the date of delivery to the overnight courier if sent by overnight courier, or (z) the next succeeding business day after transmission by facsimile and provided a copy is also deposited with the U.S. Postal Service addressed to the receiving party on the date of such transmission.

23. No Third Party Rights. Except for Purchaser’s lenders as described in Section 19(b), nothing in this Agreement, whether express or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any person or entity other than the parties and their respective successors-in-interest and assigns, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any third persons to any party, nor shall any provision give any third persons any right of subrogation or action over or against any party. No provision in this Agreement shall create any third party beneficiary or other rights in any employee or former employee (including any beneficiary or dependent thereof) of Seller in respect of continued employment (or resumed employment) with Seller, and no provision shall create any such rights in any such persons in respect of any benefits that may be provided, directly or indirectly, under any Employee Benefit Plan or any plan or arrangement that may be established by Purchaser or any of its affiliates. No provision of this Agreement shall constitute a limitation on the rights of Purchaser to amend, modify or terminate after the Closing Date any Employee Benefit Plan.

24. Entire Agreement. This Agreement, including the Exhibits and Schedules attached hereto (and any other instruments executed and delivered in connection herewith), and the Employment Agreement, embody the entire agreement and understanding of the parties with respect to the transactions contemplated by this Agreement. This Agreement supersedes all prior discussions, negotiations, agreements and understandings (both written and oral) between the parties with respect to the transactions contemplated hereby that are not reflected or set forth in this Agreement, the Employment Agreement, the Exhibits or the Schedules attached hereto.

25. Further Assurances. Each party hereto agrees to promptly execute and deliver all further instruments and documents and take all further action necessary or appropriate or that the other party may reasonably request in order to effect the purposes of this Agreement and the Transaction Documents.

26. No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction will be applied against any party hereto.

27. “Knowledge” Defined. Where any representation or warranty contained in this agreement is expressly qualified by reference to the “knowledge” of Seller or the “knowledge of the Shareholders” or “awareness of Seller” (or words to such effect), such term shall mean the facts or other information that are actually known by each Shareholder, director and executive officer of Seller and that such Shareholder, director or executive officer should be reasonably expected to know after reasonable due inquiry as of the date of this Agreement.

28. Public Announcements. No party to this Agreement shall issue any press release or other public document or make any public statement relating to this Agreement or the terms, conditions or other matters contained herein without obtaining the prior approval of the other parties. The parties will consult with each other and agree upon the timing of and the means by which Seller’s employees, customers, suppliers and others having dealings with Seller will be informed of the transactions contemplated by this Agreement. Nothing in this Section 28 shall require either party to obtain consent to make, or prevent either party from making, any public announcements or disclosures in such form as may be required by, or deemed advisable by such party’s legal counsel pursuant to, the rules of any stock exchange or national securities association or any applicable legal requirements.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written. Each of the parties hereto acknowledges that it has read and understood this Agreement and has either obtained its own independent counsel with respect to the transactions contemplated hereby, or waived its right to have counsel review this Agreement.

SELLER:

ORIGEN PARTNERS, INC.

By:	/s/ Michael Stoecker
Name:	Michael Stoecker
Its:	President

SHAREHOLDERS:

/s/ Michael Stoecker
Michael Stoecker

/s/ Kim J. Stoecker
Kim J. Stoecker

PURCHASER:

IW-ORIGEN, LLC

By:	/s/ Joseph M. Busky
Name:	Joseph M. Busky
Its:	Chief Financial Officer

[SIGNATURE PAGE TO ASSET PURCHASE AGREEMENT]